Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

04010633

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

March 12, 2004 ps/B4053

MAR 15 2004

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* minutes of the Annual General Meeting of Shareholders held on May 8, 2003;
* minutes of the Extraordinary General Meeting of Shareholders held on August 28, 2003;
* press releases from August 28, 2003 up to February 19, 2004;

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Best regards

p.p.

B. Verwilghen
Company Secretary

dlw 3/17

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 28 August 2003

Nutreco: Mr Jan Maarten de Jong appointed to the Supervisory Board at the Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders which was held on 28 August 2003, Mr J.M. de Jong was appointed to the Supervisory Board. Mr J.M. de Jong has the Dutch nationality and was a member of the Executive Board of ABN Amro until the end of 2001. Next to his Supervisory Board membership at Nutreco, Mr J.M. de Jong holds a number of directorships with other companies.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:

Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 15 September 2003

Nutreco announces restructuring of Benelux poultry activities

Nutreco's subsidiary for poultry processing in the Benelux, Pingo Poultry, announces a restructuring of its operations, leading to the closure of one of the Belgian production sites and the loss of around 150 jobs (FTE's) in Belgium. Further restructuring measures are currently being prepared for the Netherlands.

This restructuring is the direct result of the outbreak of Avian Influenza earlier this year. Nutreco already announced that the restructuring of poultry activities in the Benelux was expected when it published its first half year results on 5 August 2003.

The Belgian production site in Stevoort will be closed and all slaughtering operations in Belgium will be concentrated at the Maasmechelen site. This new situation causes the number of jobs to come down by a maximum of 150 FTE's compared to the current total of 670 FTE's in Stevoort and Maasmechelen combined. Discussions are being held with the works councils and the trade unions.

Pingo Poultry wants to further concentrate on the production and processing of fresh poultry products for supermarket chains, for the top segment of the industrial food market and food service in North-West Europe. The further processing into fresh poultry products will be concentrated entirely at the Dutch Mierlo site. Pingo Poultry Maasmechelen will specialize in production for supermarket chains, with a double-shift service.

Pingo Poultry, a division of Nutreco, produces high-quality fresh poultry products destined for North-West Europe and has approximately 1,340 employees (FTE). With its fresh poultry range, Pingo Poultry has a strong position at supermarket chains in the Benelux and controls all the links in the poultry production and processing chains.

Avian Influenza broke out in the Netherlands and Belgium in the spring of 2003, having far-reaching consequences for the entire poultry sector.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information: Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 8 December 2003

Nutreco announces measures for restructuring of Dutch poultry activities

Nutreco's subsidiary for fresh poultry products in the Benelux, Pingo Poultry, today announces the measures taken to carry out the restructuring of its activities in the Netherlands, which was announced earlier this year. A total of around 125 jobs (FTE) will be lost. Pingo Poultry will make every effort, in conjunction with the trade unions and works council, to re-employ as many employees as possible within its own company or other Nutreco companies.

Earlier this year, Nutreco announced that the drastic consequences of the outbreak of Avian Influenza for the poultry sector necessitated a restructuring of its poultry activities in the Benelux. Pingo Poultry will further concentrate its activities on the production of fresh poultry and poultry products for large supermarket chains in the Netherlands and Belgium. Other segments supplied include the industrial food market and the food service industry in North-West Europe.

In September 2003, Pingo Poultry announced a reorganisation of its Belgian activities. The production location in Stevoort has since been closed and all Belgian activities are now concentrated in Maasmechelen. The Dutch headquarters of Pingo Poultry were also reorganised. Pingo Poultry plans to close the production location in Cuyk, while the activities in Mierlo (Brabant) will be expanded. The production in Goor (Overijssel) will be continued. In the new situation for the Netherlands and Belgium, the company will employ approximately 1,040 employees at three production locations.

The total costs of the restructuring of the Dutch and Belgian activities, including asset write offs, are estimated to be around EUR 14 million. These costs will fully materialise in the second half of 2003.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups with eighteen Business Units operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr F.A.C. (Frank) van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 19 February 2004

2003 NET RESULT BEFORE IMPAIRMENT € 56.0 MILLION IN A TURBULENT YEAR

Measures taken in 2003 sound basis for improved positions

- Difficult year for our industry
- Nutreco took an impairment charge and implemented a set of pro-active efficiency and restructuring measures.
- Resulting in a stronger Nutreco with a solid balance sheet and a strong cash flow before acquisitions
- Well positioned to benefit from recovery and to take a leading role in a changing industry

Key figures
(EUR x million)

	2003	2002	Change
Net sales	3,674.3	3,809.6	- 3.6%
EBITA before impairment[1]	117.8	138.3	- 14.8%
Net result before impairment[2]	56.0	68.2	- 17.9%
Net result	- 137.1	68.2	
Earnings per share before goodwill amortisation and impairment[2]	1.91	2.32	- 17.7%
Dividend per share	0.53	0.67	- 20.9%
Pay-out ratio	35%	35%	

[1] Before impairment of concessions (EUR 19.0 million)

[2] Before impairment of goodwill, concessions and non-consolidated companies including tax effects (EUR 193.1 million)

"Over the past year, Nutreco further improved its cost base, effectiveness and competitive strength. External setbacks, such as the outbreak of Avian Influenza in the Netherlands and Belgium and low salmon prices, turned 2003 into a difficult year. Nevertheless, measures taken put Nutreco in a good position to benefit from an economic upturn.
There are currently animal health issues in various parts of the world causing great concern among authorities, markets and consumers. In these situations, Nutreco's widely spread activities and geographical presence are of significant benefit. Only companies closely connected to society's concerns and to changing consumers' demands can continue to operate successfully", says Wout Dekker, Nutreco's Chief Executive Officer.

Continued investment in innovation, efficiency and quality
Nutreco's strategy for fish feed and animal nutrition, including speciality feed and feed supplements (premixes), remains focused on innovation and cost efficiency. With almost EUR 2 billion sales – more than 50% of total group sales – these combined operations form a solid base for Nutreco. For our consumer products in poultry (sales EUR 720 million), pork (sales EUR 450 million) and salmon and other types of farmed fish (sales EUR 500 million) our main focus continues to be on the further improvement of product quality, convenience, freshness and food safety. For the latter, Nutreco uses NuTrace®, its quality and information system based on tracking & tracing.

For both poultry and pork, Nutreco continues to target quality segments of the market. In the case of salmon through additional processing to ready-to-serve fillets and other packaged salmon products, Nutreco has increased the share of these products in its total US salmon sales to more than 75%. In 2003, Europe's minimum import prices for Norwegian salmon were abolished, creating more scope for direct delivery of salmon to supermarkets. The abolition of the European minimum import prices could also limit the impact of fluctuating salmon prices in the near future. This, combined with the restructuring of the European aquaculture industry, is expected to contribute to a recovery of the sector's profitability.

In order to achieve product innovationsNutreco invested in – among other things – new production lines in France and Chile for packed fish for the retail market. Additionally, Nutreco invested in new processing and packaging lines in Mierlo (the Netherlands) and Toledo (Spain) for fresh poultry products for the retail market.

Financial results 2003
In the 2003 financial year, Nutreco realised a net result before impairment of goodwill, concessions and non-consolidated companies (including tax effect) of EUR 56.0 million, 17.9% lower than the 2002 net profit (EUR 68.2 million). The 2003 result after impairment was a net loss of EUR 137.1 million.

Net sales in 2003 amounted to EUR 3,674.3 million, a drop of 3.6% compared with the previous year. This was due to negative exchange rate changes and volume effects. The sales in the business stream Aquaculture fell by 5.6%, partly due to lower European salmon prices. Agriculture sales fell slightly due to the outbreak of Avian Influenza in the Netherlands and Belgium and changes in exchange rates.

Net earnings per ordinary share before goodwill amortisation and impairment fell by 17.7% to EUR 1.91 from EUR 2.32. After goodwill amortisation and impairment, net loss per share was EUR 4.25, compared with earnings per share of EUR 1.91 in 2002.

The operating result before amortisation of goodwill (EBITA) before impairment fell by 14.8% to EUR 117.8 million in 2003 from EUR 138.3 million in 2002, largely as a result of continued low salmon prices in Europe and the outbreak of Avian Influenza. Bird flu has had a strong negative impact on the results of our poultry processing and breeding businesses. Nutreco has added and fully spent EUR 6.6 million to the restructuring provision for its European salmon operations. EUR 15.4 million has been added to the restructuring provisions of our chicken processing operations in the Netherlands and Belgium, of which EUR 4.8 million has been spent.

The result from operations (EBIT) before impairment fell by 15.2% to EUR 105.6 million from EUR 124.5 million. Including impairment of concessions and goodwill of EUR 184.1 million, the result from operations (EBIT) amounted to a loss of EUR 78.5 million.

The gross margin rose by 0.2% to EUR 1,080.9 million from EUR 1,078.8 million. As a percentage of sales, the gross margin rose to 29.4% from 28.3%, partly as a result of incidental revenues of EUR 15.0 million resulting from improved delivery conditions with suppliers. Furthermore, Nutreco was able to realise margin improvements at its compound feed and poultry activities in Spain. Operating expenses before impairment of concessions increased by EUR 22.6 million to EUR 963.1 million (up 2.4% compared with 2002), mainly due to extra costs related to Avian Influenza, the provisions for restructuring and extra provisions for bad debts. These higher costs were partly offset by incidental income from new cooperation agreements with partners (EUR 20 million). Personnel costs fell by EUR 28.3 million to EUR 414.7 million from EUR 443.0 million, partly due to lower pension costs from EUR 27.0 million in 2002 to EUR 15.7 million in 2003. The funding rate of Nutreco's affiliated pension funds has improved.

Nutreco Aquaculture

The operating result (EBITA) before impairment of concessions amounted to EUR 69.9 million, down 3.1% on the result for 2002. The operating result of Nutreco Aquaculture was strongly influenced by the low European salmon prices last year. Normalised for incidental gains and losses in 2002 and 2003, EBITA before impairment of concessions was EUR 41.5 million, a drop of 32.7% compared with 2002. Due to the absence of a price recovery in Europe, Nutreco was forced to take an impairment of EUR 193.1 million on goodwill, concessions, and non-consolidated companies (including tax effects), mainly related to Hydro Seafood, which was acquired in 2000 from Norsk Hydro AS.

Although the current market conditions are less favourable than foreseen in 2000, the long-term outlook for the Norwegian salmon industry remains positive. Nutreco holds an excellent position in this young and global industry, a wide geographical spread and a product portfolio which has meanwhile been extended from various species of farmed salmon to cod, halibut, *barramundi and yellowtail*.

The abolition of European minimum import prices for salmon combined with the restructuring of the industry in Europe is expected to contribute to a recovery of profitability.

Nutreco is currently involved in a radical restructuring. An example of this is the introduction of one European sales and marketing organisation in 2003, with the aim of improved service to customers in our various markets and lower cost levels. Following the closure in 2002 of two processing plants for fish, three further plants – two in Norway and one in Scotland – were closed in 2003. As announced in June 2003, this led to 210 job cuts in Norway, a 26% reduction of the payroll of the salmon business. In Scotland, 82 jobs (15% of the payroll) disappeared.

The fish feed operations showed a good operating result, although lower than in 2002. The fish feed production companies are aimed at further efficiency improvements, innovations in feed compositions (including more vegetable-based raw materials in addition to fish oil and fish meal) and minimising credit risks.

Nutreco Agriculture

Despite the improved result from Spanish poultry activities, a good performance from the Dutch pork and compound feed operations as well as a constant result from the worldwide premix activities compared with the previous year, Nutreco Agriculture as a whole realised a lower result than in 2002. The operating result (EBITA) was EUR 63.0 million, down 21.7% from EUR 80.5 million in 2002. Normalised for incidentals in 2003 and 2002, EBITA fell by 10.8% to EUR 78.4 million, from EUR 87.9 million. The drop in EBITA was partly due to Avian Influenza in the Netherlands and Belgium, which mainly affected the poultry processing and breeding activities, and feed activities to a lesser extent. This had a negative impact on results of around EUR 12 million. This situation necessitated a restructuring, which resulted in the closure of two plants in the Netherlands and Belgium and the loss of 275 jobs. The restructuring costs were charged to the 2003 results.

The Spanish poultry processing operations, however, achieved good results due to positive price developments and the introduction of new products.

Results of the Dutch pork operations developed positively following the further focus on retail and value added product activities.

The premix operations performed at a comparable level as in 2002.
Although the compound feed activities in the Benelux were affected by the consequences of the drop in live stock and Avian Influenza, the results were satisfactory. The Spanish compound feed activities realised higher results compared with the previous year, due to increased volumes.

Interest and taxes

The balance of financial income and charges fell EUR 7.2 million to EUR 30.2 million, from EUR 37.4 million in 2002. This drop can be attributed to both a drop in the average interest rate and a drop in the average debt. The latter is due in part to the low dollar exchange rate, as part of the long-term debt is held in US dollars.

The strong, positive cash flow in the second half of the year has been used for a partial repayment of interest-bearing debts. The EUR 15.6 million loss from non-consolidated companies in 2003 can be attributed primarily to an EUR 14.3 million impairment of non-consolidated companies in Norway.

The effective tax rate before impairment fell to 19.2%, from 19.6%, largely due to the geographical distribution, the use of tax facilities and loss-compensation from acquired companies.

The net investments in tangible fixed assets were EUR 77.1 million in 2003 (EUR 91.6 million in 2002). In 2003, a total of EUR 47.1 million was spent on acquisitions (2002: EUR 8.3 million). These were primarily increases in participations. For instance, in Norway, Nutreco increased three stakes in aquaculture participations to almost 100%.
At Nutreco Agriculture, the interest in Hendrix Meat Group CV was increased to 100% in July 2003.

Dividend

The proposed dividend per ordinary share is EUR 0.53, compared to EUR 0.67 in 2002 (pay-out remaining at 35%). An interim dividend of EUR 0.10 was paid in September.
The shareholders can choose to receive the final dividend of EUR 0.43 in cash or in shares. The stock dividend will be determined after close of trade on 13 May 2004 on the basis of the closing share price of that day and will be equal to the cash dividend.

The net result (including impairment) available to holders of ordinary shares, after deduction of cumulative preference dividend, was EUR 141.8 million negative compared with EUR 63.5 million in 2002. The average number of outstanding ordinary shares in 2003 was 33.3 million. Based on the 6.9% dividend percentage, a dividend of EUR 4.7 million was paid on the cumulative preference A shares. A new agreement was reached with the holders of preference shares for a seven-year period as from 2004, under which the dividend percentage has been set at 6.66%.

Outlook

The combination of recovering market conditions and all measures taken, will make Nutreco more robust and well positioned to benefit.

* * * * *

Important dates

General Meeting of Shareholders	: 13 May 2004
Pay-out of final dividend	: 8 June 2004
Publication Half-Year results	: 3 August 2004
Pay-out of interim dividend	: 25 August 2004
Publication of Annual Results 2004	: 17 February 2005
General Meeting of Shareholders	: 19 May 2005

* * * * * * * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture.
Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information:
Mr. F.A.C. (Frank) van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 55 34 00 12

Consolidated profit and loss account
(EUR x million)

	2003	2003 *	2002
Net sales	**3,674.3**	**3,674.3**	**3,809.6**
Cost of sales	2,593.4	2,593.4	2,730.8
Gross margin	**1,080.9**	**1,080.9**	**1,078.8**
Personnel costs	414.7	414.7	443.0
Depreciation of other intangible fixed assets	5.4	5.4	6.2
Impairment concessions	19.0	-	-
Depreciation of tangible fixed assets	98.7	98.7	97.3
Other operating expenses	444.3	444.3	394.0
Operational expenses	**982.1**	**963.1**	**940.5**
Income from operations before goodwill amortisation (EBITA)	**98.8**	**117.8**	**138.3**
Amortisation of goodwill	12.2	12.2	13.8
Impairment goodwill	165.1	-	-
Result from operations (EBIT)	**-78.5**	**105.6**	**124.5**
Financial income and charges	-30.2	-30.2	-37.4
Result before tax	**-108.7**	**75.4**	**87.1**
Taxation	-9.2	-14.5	-17.1
Share in result of non-consolidated companies	-1.3	-1.3	-0.2
Impairment non-consolidated companies	-14.3	-	-
Result after tax	**-133.5**	**59.6**	**69.8**
Minority interest	-3.6	-3.6	-1.6
Net result	**-137.1**	**56.0**	**68.2**
Dividend on cumulative preference shares	-4.7	-4.7	-4.7
Net result available to holders of ordinary shares	**-141.8**	**51.3**	**63.5**
Earnings per ordinary share after goodwill amortisation (EUR)	-4.25	1.54	1.91
Earnings per ordinary share before goodwill amortisation (EUR)		1.91	2.32

<u>Key figures</u>

(EUR x million)	2003*	2002
Income from operations (EBITA) as % of net sales	3.2%	3.6%
Solvency ratio	31%	37%
Interest cover (EBITDA/interest)	7.4	6.5
Return on weighted average capital employed	10%	10%
Net debt / shareholders' equity	73%	59%
Others:		
Average number of ordinary shares ('000)	33,342	33,271
Average number of shares outstanding as at year-end ('000)	33,518	33,285
Average number of employees	13,183	13,237
Number of employees at year-end	12,763	13,442

* Before impairment of goodwill, concessions and non-consolidated companies, including tax effect

EBIT(A) before impairment of goodwill and concessions normalised for incidental items

				Normalised		
	2003	**2002**	**% change**	**2003**	**2002**	**% change**
Income from operations before goodwill amortisation (EBITA)						
- Aquaculture	69.9	72,1	-3.1%	41.5	61.7	-32.7%
- Agriculture	63.0	80,5	-21.7%	78.4	87.9	-10.8%
- Corporate	-15.1	-14,3	-5.6%	-15.1	-13.5	-11.9%
- Incidental items	--	--		13.0	2.2	--
Total	**117.8**	**138.3**	**-14.8%**	**117.8**	**138.3**	**-14.8%**
Amortisation of goodwill						
- Aquaculture	5.3	9.9		5.3	9.9	
- Agriculture	6.9	3.9		6.9	3.9	
Total amortisation of goodwill	**12.2**	**13.8**		**12.2**	**13.8**	
Income from operations after goodwill amortisation (EBIT)						
- Aquaculture	64.6	62.2	3.9%	36.2	51.8	-30.1%
- Agriculture	56.1	76.6	-26.8%	71.5	84.0	-14.9%
- Corporate	-15.1	-14.3	-5.6%	-15.1	-13.5	-11.9%
- Incidental items	--	--		13.0	2.2	
Total	**105.6**	**124.5**	**-15.2%**	**105.6**	**124.5**	**-15.2%**

Incidental items

Supply agreements and partnerships		
- Aquaculture	35.0	2.0
- Agriculture	-	5.0
Restructuring		
- Aquaculture	-6.6	--
- Agriculture	-15.4	--
Pensions		
- Aquaculture	-	-0.6
- Agrictulture	-	-12.4
- Corporate	-	-0.8
Others		
- Aquaculture		9.0
Total Aquaculture	28.4	10.4
Total Agriculture	-15.4	-7.4
Corporate		-0.8
Total	**13.0**	**2.2**

Consolidated balance sheet

(EUR x million)

	31 December 2003	31 December 2002
Fixed assets		
Intangible fixed assets	199.3	392.3
Tangible fixed assets	514.6	552.3
Financial fixed assets	27.3	46.0
Total fixed assets	**741.2**	**990.6**
Current assets		
Inventories	397.5	407.4
Receivables	532.7	579.6
Cash and cash equivalents	31.8	31.8
Total current assets	**962.0**	**1,018.8**
Total assets	**1,703.2**	**2,009.4**
Shareholders' equity	536.3	734.3
Minority interest	14.0	22.7
Provisions	43.4	44.8
Deferred taxes	20.3	33.4
Long-term debt	395.6	422.4
Short-term liabilities		
Interest bearing	27.8	42.9
Non-interest bearing	665.8	708.9
Total shareholders' equity and liabilities	**1,703.2**	**2,009.4**

Condensed cash flow statement

(EUR x million)

	2003	2003 *	2002
EBIT	**-78.5**	**105.6**	**124.5**
Depreciation of intangible fixed assets	201.7	17.6	20.0
Depreciation of tangible fixed assets	98.7	98.7	97.3
EBITDA	**221.9**	**221.9**	**241.8**
Changes in working capital	-7.8	-7.8	-8.9
Changes in provisions	-8.3	-8.3	-10.5
Cash flow from business operations	**205.8**	**205.8**	**222.4**
Interest	-31.1	-31.1	-39.2
Tax	-30.3	-30.3	-27.3
Other changes	-0.8	-0.8	-3.9
Cash flow provided by operations	**143.6**	**143.6**	**152.0**
Used for investments in fixed assets	-66.9	-66.9	-90.6
Free cash flow before acquisitions	**76.7**	**76.7**	**61.4**
Used for acquisitions / divestments	-47.1	-47.1	-8.3
Free cash flow after acquisitions	**29.6**	**29.6**	**53.1**
From/used for financing	-15.7	-15.7	-47.4
Paid dividend	-12.3	-12.3	-14.3
Translation differences on cash and cash equivalents	-1.6	-1.6	-0.4
Net cash flow	**0.0**	**0.0**	**-9.0**

* Before impairment of goodwill and concessions

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 8 May 2003

Minutes of the proceedings of the Annual General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company ("the Company") having its registered office in Boxmeer, held at the NH-Barbizon Palace Hotel in Amsterdam on 8 May 2003

1. <u>Opening</u>

Mr **R. Zwartendijk**, the Chairman of the Supervisory Board, acting as Chairman of the meeting, opened the annual meeting at 14.30 hours. He warmly welcomed the shareholders and guests, as well as the press and the delegation from the Central Works Council attending the meeting as observers.

The Chairman appointed Mr **B. Verwilghen**, Company Secretary, as secretary of the meeting and announced that the minutes of this meeting would be kept by Mr **P. Klemann**, civil-law notary with Brauw Blackstone Westbroek N.V.

The Chairman introduced the members of the Executive Board and the Supervisory Board and announced that Mr **I. Galán** would be stepping down at this meeting. Mr **Galán** could not attend today's meeting, however, since the annual general meeting of Iberdrola, of which he is the CEO, was being held in Madrid on the same day.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in the Financieele Dagblad and Officiële Prijscourant on 22 April 2003. The agenda, the annual report, including the annual accounts for 2002, the notification of the proposed reappointment of a Supervisory Board member and the accompanying details, as well as the notes to a number of other agenda items had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been forwarded free of charge to shareholders who had registered or asked for these to be sent to them. These documents had also been made available in Dutch and in English on the Company's Internet website. Furthermore, **the Chairman** pointed out that no agenda requests had been received from shareholders with an interest of more than one per cent (1%).

The Chairman went on to say that, as in past years, the Executive Board had opted for the possibility of setting a registration date. This had enabled shareholders to participate in the proceedings of this meeting by having their shareholding registered at the latest by 2 May 2003, without having to block their shares until after the meeting.

In accordance with the Articles of Association, the minutes of the previous annual meeting, as well as those of the Extraordinary Meeting of Shareholders held on 20 June 2002 in connection with the alteration of the Articles of Association, were adopted. The minutes had been posted on the website. A copy had been forwarded to the shareholders who had requested one, while copies were available in the reception area as well.

The Chairman accordingly concluded that the Articles of Association and legal requirements had been met and that this annual meeting was authorised to take lawful resolutions on all the proposals included on the agenda.

Before proceeding to point 2 of the agenda, **the Chairman** drew attention to the following points. The opportunity to ask questions would be provided following the explanation of each agenda item and he requested the representatives of the Association of Securities Holders (Vereniging van Effectenbezitters; VEB) and of the Investors Legal Protection Foundation (Stichting Rechtsbescherming Beleggers) or other organisations representing the interests of shareholders to limit their questions to three, with the possibility of asking additional questions once the other shareholders had been given the opportunity of asking their questions. He also asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of the microphones provided for this purpose. It was important, particularly for reporting purposes, that the person's name and address and, if necessary, the organisation being represented, be stated. He requested that mobile phones be switched off.

The Chairman proposed proceeding to point 2 on the agenda.

2. **Report of the Supervisory Board and Report of the Executive Board for the 2002 financial year**

The Chairman informed the meeting that, as illustrated in the report of the Supervisory Board on pages 14 and 15 of the annual report, last year the Board held several formal meetings in accordance with a fixed schedule, held teleconference consultations and also supervised developments within the Company and the activities and companies of the Group over the previous year, following regular informal consultation.

From among the points mentioned in the report of the Supervisory Board, **the Chairman** would like to single out the strategy of the Company, the alteration of the Company's Articles of Association which had actually given the shareholders in general meetings more rights, the Supervisory Board's nomination of Mr **L. Ligthart** and Mr **S. Rennemo** to sit on the Audit Committee new style which, unlike in the past, when the entire Supervisory Board assumed the task of Audit Committee as well, would review the Company's reporting and control procedures more comprehensively.

The Chairman went on to say that, as would be apparent from the special paragraph in the annual report devoted to corporate governance (pages 38 to 40), the Board had paid detailed attention to the recommendations concerning corporate governance. This was an ongoing process and would continue to come under constant scrutiny in 2003 and the ensuing years. Early this year, a part of one of the ordinary meetings had been devoted to evaluating the Board's own performance.

The Chairman then tabled the report of the Executive Board for 2002 as included on pages 6 to 13 of the annual report and asked Mr **W. Dekker**, chairman of the Executive Board, to elaborate on the report.

Based on a number of sheets (see annexe), Mr **Dekker** explained the 2002 annual report in more detail.

Most of the sheets used by Mr **Dekker** had also been used in March when the annual accounts were presented. The Company's profile had not changed. Nutreco was world leader in Aquaculture, in premixes and "young animal feed".

In Europe, Nutreco was market leader in compound feed, notably in the Benelux and Spain. Nutreco had a strong European position in pig and poultry meat processing and marketing. Mr **Dekker** mentioned that during the presentation he would deal with the Avian Influenza situation in The Netherlands. The changes in Nutreco's Earnings Before Interest, Tax and Amortisation (EBITA) revealed that one-third of its result was usually achieved in the first half of the year owing to all the seasonal effects, and two-thirds of its result in the latter half. The first half of 2002 had been disappointing. Aquaculture had produced a lower result and almost no contribution due to the very low salmon prices, especially in Norway. The second half of the year was a little stronger, so that for the whole of 2002, the fifty-fifty ratio in the Agriculture and Aquaculture contribution had again been achieved.

The Nutreco strategy: In Agriculture, Nutreco wants to play a leading role in consolidating the industry in selected regions. Nutreco also wants to strengthen its positions in selected stages of the food chain. This applies to Agriculture as well as to Aquaculture. In Aquaculture, Nutreco's aim is geographic expansion. Aquaculture is a young, fast growing industry. Nutreco wishes to achieve organic growth in its existing activities. In addition, Nutreco wishes to build up positions in other species of fish in new regions. In this connection, cod in Norway was discussed last year.

Nutreco's activities involved three production columns, namely fish, poultry and pigs. Nutreco had operations in more than 20 countries. Its platform business consisting of compound feed, fish feed and premixes yielded more than half its turnover. Of Nutreco's more than 120 operating companies, 70% were in the top three of their sector. This had to be the level of ambition of all Nutreco companies.

Net sales of compound feed remained virtually the same following the disposal of the French activities two years ago. Premix specialities and the vitamin and mineral mixes showed an attractive growth. For two years, the breeding activity's performance had positively surprised the portfolio. At present, this business was severely affected by the Avian Influenza situation in The Netherlands. Poultry remained relatively stable. The slight fall in net pig sales was attributable in particular to the decline in the country's pig herd but also to the price level. Price effects had depressed net salmon sales. Price and volume had pushed up net fish feed sales. Nutreco's results decreased from EBITA 177 to 138, with sales remaining all but constant at 3.8 billion. The net results for holders of ordinary shares had declined for the first time last year. This was at variance with the rising trend, which in the years 2000 and 2001 had already been minimal anyway. The effective tax rate had fallen from about 25% to 19.6%. Nutreco expected that this lower level could be maintained in the coming years.

Key data per share:
The dividend per ordinary share declined from 0.82 to 0.67. Nutreco proposed that the pay-out of 31% be increased to 35%. The company's listing prospectus stated that it would maintain a range of between 30% and 35%. Since the result had now decreased, Nutreco had decided to move to the upper end of the range.

Despite the many problems in the world economy in 2002, Nutreco's balance sheet was still strong. Nutreco operated in a number of sectors which were also experiencing poor conditions, including the salmon sector in Norway, and in addition it was feeling the effects of the pressure on poultry prices. Last year, Nutreco launched a company-wide cost reduction programme.

This was why acquisitions in 2002 were fewer than previously. Nutreco therefore did everything possible to ensure that the balance sheet remained strong, even in difficult conditions. It had more than managed to achieve this.

Nutreco Pensions:
Owing to the low stock exchange indexes, the reserves-to-liabilities ratio of a number of companies had declined to below 100%. This was also the case with Nutreco, which was why it took a charge of 13.8 million in the P&L. Of this amount, 12 million related to The Netherlands and 1.8 million to the other countries. The additional shortage in The Netherlands based on the 105% rule amounted to EUR 9 million as at 31 December 2002. This shortage was funded by means of a subordinated loan and has no effects on the result. The additional shortages in other countries amounted to EUR 20 million as at 31 December 2002. This shortage was being funded over a period of 5 to 10 years, depending on the legislation of the country in question. The anticipated increase in Nutreco's pension costs in 2003, due to higher premiums and funding of the shortages as at 31 December 2002, was EUR 10 million. Needless to say, the movements in stock exchange indexes in the years ahead would affect future pension costs. Any questions on this topic could be answered by Mr **C. Van Rijn**, Nutreco's CFO.

Since two years goodwill is included in Nutreco's balance sheet. Nutreco paid goodwill for the large acquisition of Hydro Seafood in Norway. The question had been asked last year whether impairment was a possibility and how Nutreco would deal with it. Last year it was said there was no requirement for an impairment. Earlier this year Nutreco again saw no reason for impairment of goodwill, since Nutreco believes the long-term prospects of Marine Harvest Norway to be very good. This acquisition was fully in line with Nutreco's long-term strategic development. Current market conditions differ from the assumptions made at the time of the acquisition. The Norwegian Krone is one of the strongest currencies in the world. In 2002, it appreciated 9% against the Euro, while the Euro itself appreciated 15% against the US Dollar, causing a differential of 25% between the Norwegian Krone and the US Dollar. This was important because in the markets outside Europe, Norwegian salmon competed with Chilean salmon.

The costs of Chilean salmon were expressed in US Dollars, whereas the costs of Norwegian producers were in Krone. Comparative costs had therefore changed, notably because of the change in this currency. In addition, the situation was affected by the matter of minimum import prices, while the market price of salmon had been very low these past two years. Also in 2003 an impairment test will be carried out and the outcome will be significantly affected by developments in the Norwegian salmon activities during 2003.

This means that Nutreco should report clear turning points and that a turnaround in the Norwegian business will be required, failing which Nutreco would have to accept that goodwill had been impaired and make the necessary adjustment. The EUR 150 million in goodwill included in the balance sheet relates to Marine Harvest Norway. Nutreco's balance sheet can effortlessly absorb an impairment of EUR 150 million.

Mr **Dekker** then dealt with the results of Agriculture. After the reorganisation in 2000, 2001 was exceptional. As a result of the foot and mouth disease there had been a growing demand for chicken meat, resulting in high chicken prices. In 2001, the result had been 99 million. The expectation was that 80% of this amount could be achieved in 2002. The result for 2002 was 81 million, which included the additional charges in The Netherlands, in particular those related to pensions. Mr **Dekker** stressed this was a very strong performance.

The feed business, and both the Agriculture and Aquaculture platform businesses, again performed remarkably in 2002. Nutreco endeavoured to produce at the lowest possible cost and to shift businesses which were more of the nature of bulk businesses to specialities. An example of this was horse feed. Nutreco was introducing a new horse feed product range, called EQuiral. Consideration was being given to introducing this concept in other countries as well. As far as premixes were concerned, Nutreco's position in Europe was very strong.

In view of the ongoing discussion concerning the use of antibiotics in premixes, Nutreco had acquired a business in The Netherlands called Selko, which made biological substitutes for these antibiotics. In this way, Nutreco hoped to be ready for any legislative changes due to be enacted, or for consumers wanting to switch to other types of product. Nutreco was engaged in the development of a constant stream of innovative products, so that it could stay abreast of the whole programme involving green products. As far as breeding was concerned, Nutreco was planning further expansion into leading positions. The Dutch business was currently experiencing a very difficult time due to the Avian Influenza outbreak. Nutreco was the market leader in chicken products in Spain where it marketed a free range chicken brand under the CUK brand and owned other brand names, including Pimpollo. The organisation had been adjusted in line with the Nutreco strategy.

Nutreco's innovation capacity had been strengthened. There was constant pressure on margins on the one hand, and on the other there was the corporate ambition and culture constantly to innovate. Given the rapidly changing wishes of consumers, there were definite opportunities there for Nutreco.

Mr **Dekker** went on to deal with developments in the Avian Influenza situation in The Netherlands. On 5 May 2003, there were 249 contaminated farms in The Netherlands, and 1,086 farms had been cleared out. This amounted to some 25 million animals, or 25% of the total poultry population in The Netherlands. The country was currently divided into three areas of infection (the Gelderse Vallei, Beneden Leeuwen and Nederweert areas) and eight compartments. The transport of poultry, feed, manure and eggs was allowed only within the compartments and this had a huge impact on the operations of all those concerned. In the three areas of infection and six of the eight compartments there was a ban on the transport of day-old chicks and hatching eggs. The import and export of live poultry was not allowed in The Netherlands. The transport of other types of animals and products, such as pigs, beef and milk, provided they did not originate from AI sensitive farms, was allowed throughout The Netherlands. The situation in Belgium as of 5 May 2003 was that 8 farms were contaminated and 75 had been cleared out. This involved 1.8 million animals. Belgium had been divided into three zones in which measures similar to those in The Netherlands applied. There was and there continued to be a ban on the import and export of live poultry.

Mr **Dekker** then turned his attention to the effect of Avian Influenza on Nutreco companies. For Euribrid with its breeding activities (Hybro with broilers and HPB with laying hens) the consequences were clearly noticeable. These companies had their main breeding and production activities in The Netherlands. Both were largely dependent on export (more than 90% was exported), but were not able to export at present. An application for reduction in working hours had been applied for these companies. For the employees, some of whom had worked there their whole lives, the effects were of course far-reaching, both from a private and a business point of view. Some of them are present here today. At the Pingo Poultry companies (chicken products), there was an imbalance in the supply of chicken with a risk of a halt in production. The possibility of sourcing from the Spanish sister company was being investigated. Production at four Nutreco plants in The Netherlands and Belgium had been halted for a total of eight weeks. Avian Influzenza was affecting our feed business, too, but much less so. Volumes were lower and costs higher as a result of the extra measures in production and the organisation of logistics. On 17 April 2003, Nutreco issued a press release in which it said that operating results for the first half of 2003 were expected to be adversely affected in the range of 5 to 10 million. The press release had been issued to provide guidance.

The new Nutreco quality concept called NuTrace was due to be introduced in The Netherlands on 19 March. Unfortunately, it had to be postponed because of the Avian Influenza but had been officially launched two days ago by Mr **H. den Bieman** at the Seafood Conference in Brussels. NuTrace is founded on four pillars: NuTrace Certified Quality, NuTrace Monitoring, NuTrace Risk Management and NuTrace Tracking and Tracing. The four pillars are the basic requirements that all Nutreco companies should meet. Depending on the demands of customers, additional standards can be incorporated, such as in the case of biological products. The Tracking and Tracing system is highly valued, not only by customers but by the public authorities as well. With the Tracking and Tracing system it is possible to check the consequences of specific calamities very rapidly.

Following the record year in 2000, Aquaculture's EBITA for 2002 amounted to 72 million. The year 2002 was a good and strong year for fish feed. As regards salmon, developments in Europe had been disappointing, which was why a reorganisation was currently under way in Norway. It is important for measures to be taken in the world to bring about sustainable fishing. Aquaculture is generally being seen as one of the options to continue providing consumers with a healthy product in the future. There is therefore a potential for growth for this young industry. Fishing efforts did not provide sufficient fish at present. This offers the aquaculture industry an opportunity. Nutreco owns 99% of the cod hatchery. In addition to cod, Nutreco was involved in halibut in Scotland and in Norway, Australian sea bass in Australia and yellowtail in Japan. Nutreco is therefore actively engaged in the development of other species. Corporate social responsibility was high on Nutreco's agenda.

Nutreco's third social and environmental report was posted on its internet site ten days ago. Also on this subject, Nutreco is in a process of continuous improvement. Nutreco's focal areas are feed quality - NuTrace being an example of this - Aquaculture and society, as well as community investments. Apart from corporate social responsibility, Nutreco also attaches great importance to the dialogue with stakeholders. Every other year, Nutreco organises both in Agriculture and Aquaculture, industry conferences, to which people who are in favour and against the industry are invited. Nutreco organises the worldwide AgriVision Conference 2003 in Noordwijk, The Netherlands, which is due to take place in seven weeks time under the title ***Inspired by consumers, endorsed by society***. In this instance, too, the subject would be society's endorsement or rejection of intensive animal farming, involving both supporters and opponents.

In conclusion, Mr **Dekker** told the meeting about the prospects for 2003. Owing to all the uncertainty, Nutreco would not give any outlook with regard to 2003. Continuing attention would be devoted to food quality, to constant improvements in efficiency, and cost reductions. Further reorganisations could not be discounted in 2003. An increase in sales to the retail and food service and the introduction of new products could be expected. Nutreco would work hard to maintain its healthy balance sheet ratios.

The Chairman thanked Mr **Dekker** for his explanations and invited questions from the shareholders.

He gave the floor to Mr **Sprengers**, representative of the **VBDO**, the Society of Investors for Sustainable Development. Mr **Sprengers** thanked Nutreco for the prompt distribution of its sustainability report. Mr **Sprengers** saw a noticeable difference, both from a layout and content point of view, and hoped that Nutreco would continue along this road. He hoped that Nutreco would try to keep up these improvements, even in more difficult times. The VBDO would be watching this very closely. Mr **Sprengers'** first question concerned external verification. Mr **Sprengers** asked whether Nutreco was considering such external verification. There was a DHV statement at present, but this was not an independent verification. The question was whether Nutreco planned to implement such external verification. The NuTrace programme had also drawn the attention of the VBDO. Mr **Sprengers** believed that this was an interesting development. The second question Mr **Sprengers** put was to what extent Nutreco's sustainable enterprise indicators were addressed in the NuTrace programme. This was important because it established the link to the suppliers. Nutreco also had ideas on how these suppliers ought to deal with sustainability. Mr **Sprengers** was pleased with the objectives that had been set, even though for a number of objectives the exact time frame or the precise quantification were not yet clear. His third question accordingly was whether any accentuation to these objectives was expected as regards their time frame, quantification and basis year. Lastly, Mr **Sprengers** said that the subject of raw materials had not yet been included in the key indicators, whereas he believed that for a business such as Nutreco this was an aspect of major significance. Mr **Sprengers** mentioned the example of wild fish being used to feed cultivated fish. He added that this happened to be an important criticism that was frequently levelled at Nutreco. Mr **Sprengers** said that it would be of benefit to Nutreco if it were able to show what developments were taking place in this field. Mr **Sprengers** fourth question was whether Nutreco could tell the meeting something about the kind of indicators that would be included, indicators on the use of raw materials, in respect of which Mr **Sprengers** had a concrete question regarding wild fish catches.

The Chairman thanked Mr **Sprengers** for his kind words on the environmental report. **The Chairman** gave the floor to Mr **Dekker** to answer the questions.

Mr **Dekker** thanked Mr **Sprengers** for his comments. Mr **Dekker** repeated Mr **Sprengers'** observation that there was an improvement in the form and content of Nutreco's Social and Environmental Report. Mr **Dekker** said that in Nutreco's third Social and Environmental Report, it had begun to focus on a number of improvement processes. Earlier remarks by Mr **Sprengers** had certainly helped, because with his positive comments, Mr **Sprengers** had been one of the driving forces in the background. Nutreco had looked into the matter of external verification. Nutreco currently worked with DHV, but that is indeed not the external verification Mr **Sprengers** is looking for. Apart from DHV, there was an internal HSEQ audit system as well. Companies operating in the same sector as Nutreco were very interested in it. Yet, in the past year, Nutreco had preferred to devote more time and attention to the dialogue with stakeholders. This dialogue was conducted on a broad front. Mr **Dekker** said that not a week passed in the country without Nutreco actively engaging in the dialogue with stakeholders. Mr **Dekker** was convinced that independent verification would be included on the agenda again this year. Mr **Dekker** was pleased Mr **Sprengers** did not expect Nutreco to hire an auditor for the external verification. Mr **Dekker** expected to make definite progress.

Mr **Dekker** then went on to answer question 2. Mr **Sprengers** mentioned the suppliers as a key indicator. Mr **Dekker** referred to the VPRO television programme called Noorderlicht. If a supplier chooses the biological option, this would obviously be taken into account in these criteria. This was a clear signal to both suppliers and customers. At this moment in time, Mr **Dekker** did not expect the NuTrace programme to add many new indicators. This programme first had to be made fully operational. Only then could Nutreco start expanding it.

Mr **Sprengers'** third question concerned the time frame and objectives. Mr **Dekker** felt there was little feedback, considering that 13,000 Social and Environmental Reports had been mailed. A likely reason for this was that the report was written at the holding level. Mr **Dekker** was a bit disappointed about this. Mr **Dekker** said that he would find out whether this could be cast into a more detailed format at the business unit or business group level, so as to make it easier to follow over time. Mr **Dekker** then dealt with the specific questions on sustainability and examples of the use of fishmeal and fish oil, a very topical subject. The World Wildlife Fund had also drawn attention to this. Two-thirds of the fishmeal and fish oil production come from Chile and Peru. In the past, fishmeal was used there among other things for poultry feed, while fish oil served as fuel for the drying plants.

Nutreco employed special staff who assisted the fisheries in Chile and Peru in achieving sustainable fishing. On the other hand, the possibility was also being investigated to upgrade the quality of fish oil and fish meal. Half of Nutreco's research efforts were based on the search for alternatives for fishmeal and fish oil. Nutreco was in talks with the Marine Steward Ship Counsel and encouraged these companies to have a good look at sustainability. It seemed a good idea to Mr **Dekker** to report more specifically on this topic in the future. Mr **Dekker** was pleased with the World Wildlife Fund's attention to fishmeal and fish oil. In view of the concerns related to mad cow disease, retailers currently believed that food should remain as natural as possible. Mr **Dekker** believed that if proper attention were paid to sustainability, there would be a much greater degree of freedom to replace fish oil with soya oil for instance.

The Chairman gave the floor to Mr **Dekker** of Vereniging van Effectenbeziters **(VEB)** (the Stock and Bond Holders Association).

Mr **Dekker (VEB)** would like to know in how far the fish branding and upgrading programmes in general had been successful.

Mr **Dekker** was familiar with the question since Mr **Dekker (VEB)** had posed it last year as well. For salmon, Nutreco had opted for a single name, Marine Harvest. The new logo was part of this move. At the consumer level, the Marine Harvest name was becoming increasingly visible when Nutreco and the retailers acted together, but the retailers were not always keen to do this. The only measurable aspect in this matter was Nutreco's profitability. With the business models, Nutreco was achieving good and better results. Despite the significant emphasis on innovation and differentiation, Nutreco continued to exercise extreme caution in spending large amounts on branding. Having said that, the efforts of Nutreco to distinguish itself from other players should not be underestimated.

The Chairman gave the floor to Mr **Den Bieman** to elaborate on this answer.

Mr **Den Bieman** said that in the past few years, Nutreco had made progress, above all with the production of retail brands. Two years ago, Nutreco was not active at all in this field, whereas since then 20% of US sales had come from the retail brands. The consequence for Nutreco itself was that there had been far less investment, whereas the relationship with customers had been greatly strengthened through them. When introducing new products, Nutreco strives to put its Marine Harvest label on the package. This was happening very gradually with very little investment.

Since there were no further questions on this agenda item, **the Chairman** thanked Mr **Dekker** for elaborating on the report of the Executive Board.

Before considering point 3 of the agenda, **the Chairman** told the meeting that the number of voting shares present or represented at the meeting totalled 15,444,845, divided into 9,203,345 ordinary shares and 6,241,500 cumulative preference A shares. This was 27.5% of the ordinary shares and 100% of the cumulative preference A shares in circulation respectively.

The Chairman then tabled the 2002 annual accounts for approval by the meeting.

3. Annual accounts for 2002

3.1 Approval of the annual accounts

The Chairman informed the meeting that the accounting policies used to draw up the consolidated accounts, consolidated balance sheet and profit and loss account, consolidated cash flow statement, the notes to the consolidated accounts and the Other Information, were included on pages 41 to 73 of the annual report. **The Chairman** went on to say that the annual accounts for 2002 had been audited by KPMG Accountants N.V., the auditors of the Company, who issued an unqualified report reproduced on page 70 of the annual report. The annual accounts were available for approval by this Annual General Meeting. A copy of the annual accounts signed by the Supervisory Board and the Executive Board was available for inspection with the Company Secretary.

The Chairman asked whether there were any questions and gave the floor to Mr **Kleijnen** of Son en Breugel. Mr **Kleijnen** thought it was a fine annual report with a good balance between text and figures. It was easy to read. The last line on the page dealing with intangible assets, hence goodwill, gave Mr **Kleijnen** some cause for concern. Mr **Kleijnen** said that although Mr **Dekker** had touched on the question of goodwill, he could not rejoice at the comment **Mr Dekker** had made concerning the need for additional goodwill amortisation. Goodwill amortisation meant pressure on the result, the more so in the sector in which this huge goodwill had been capitalised. Mr **Kleijnen** accordingly referred to the licences item which, in his opinion, was also directly related to this. Mr **Kleijnen** had made some calculations which showed that on the whole the acquisition amount of 418 million broadly consisted of 284 million in intangible assets. This meant that of the total amount, 65% had been paid for the intangible assets.

Mr **Kleijnen** believed this amount to be rather high, and thought that this was a matter of some concern in the context of ongoing operations. Certainly in view of the high-risk environment in which Nutreco operated, such as salmon, price risks, Avian Influenza, swine fever and other risk factors, or the emergence of genetic problems within a single breeding generation. The question Mr **Kleijnen** had in mind accordingly was, firstly, whether the shareholders should prepare themselves for bad news, and secondly, if this was not the case, whether a case could not be made for applying a higher amortisation rate than had been customary so far. The last question Mr **Kleijnen** had concerned the tax treatment of the share options awarded to the Executive Board and staff. More specifically, the question was how the tax claim was being settled.

The Chairman thanked Mr **Kleijnen** for his questions. He said that Mr **Kleijnen** was worried about the possibility of heavy weather. **The Chairman** asked Mr **Dekker** to dispel these fears and requested Mr **Van Rijn** then to deal with the details.

Mr **Dekker** started by answering the last question. As always in matters of taxation, the responsibility laid with the employees themselves. It was up to an employee to settle his share options with the tax authorities immediately, or to wait and do so as part of his income tax return. Nutreco did not assume any responsibility for this whatsoever. As regards the first question, Mr **Dekker** referred to the fact that no outlook for 2003 had been given. Naturally, Nutreco would like to do so, but it believed that at the present time there was too much uncertainty in this respect. Mr **Dekker** gave the floor to Mr **Van Rijn**, who would be dealing with the question of goodwill.

Mr **Van Rijn** said that goodwill was currently being amortised over 20 years. He went on to say that it was always very difficult to implement changes in accounting policies. A test was carried out each year to determine whether goodwill still had the value that had been allocated to it. Nutreco conducted this test on 30 June. Nutreco was very pleased with Marine Harvest Norway, and that was an important fact. Next, future cash flows that could be stated at their present value were then considered. This produced a value which was compared with the book value as disclosed in the balance sheet. Future cash flows that were lower than the book value resulted in a write-down. Goodwill would be the first to be written down. The assessment of this future value was determined in part by the situation prevailing at a given time. In December last year, Nutreco made calculations covering a large number of scenarios, both minimum and maximum scenarios. Based on these, Nutreco came to the conclusion that the book value as currently disclosed in the balance sheet did not yet have to be written down.

We were now looking at this situation, but half a year later. Mr **Dekker** just said that improvements were needed. Prices in Norway are at a lower level than we had estimated. This was clearly having an adverse effect on the results. If results for 2003 would not effectively improve, a write-down would be required. On 30 June, the expectations will once more be looked at thoroughly. If the write-down is needed, it will be made. The system of write-down is quite simple. The book value is calculated and then a write down is made until the value of the future cash flow is reached. If the future cash flow is expected to be lower, a part of the licences, too, could be written down. The book value and the future cash flow is looked at first and the writing down starts with the goodwill.

The Chairman thanked Mr **Van Rijn** for his answers and then gave the floor to Mr **Dekker (VEB)** who also had a question regarding goodwill.

Mr **Dekker (VEB)** asked when the result would be known. He said that the conclusion he could draw for himself was that this would therefore be after 30 June. The question was whether Nutreco would then be prepared to publish this, even in the event of a positive outcome. Mr **Dekker (VEB)** assumed that if a large write-down were to take place, a press release would be issued, but if this were not required it would, in the opinion of Mr **Dekker (VEB)**, also be important to know this. It would have a significant influence.

The Chairman gave the floor to Mr **Van Rijn**.

Mr **Van Rijn** replied that the half yearly results would be published in the first week of August. These would include extraordinary income and charges. Evidently, a statement with regard to the goodwill would also be made.

Mr **Dekker (VEB)** also wondered whether the provision for restructuring of 14.1 million was sufficient in view of Nutreco's plans. Mr **Dekker (VEB)** then asked whether **the Chairman** could quantify the efficiency gain Nutreco hoped to achieve this year. The next question concerned a number of plant closures, either completed or planned. Could you provide details? Mr **Dekker (VEB)** could not help noticing a rise in the weighted average capital invested in Agriculture. He could imagine such a rise being required in Aquaculture due to the larger fish stocks covering a number of years, but in Agriculture this came to him more as a surprise. Mr **Dekker (VEB)** had made a sum of the weighted average capital invested and, in his opinion, this sum does not tally with the net capital invested shown on page 3.

The Chairman asked Mr **Dekker (VEB)** to point out on which page the rise in the weighted average invested capital could be found. Mr **Dekker (VEB)** said for Agriculture it was on page 27 and for Aquaculture on page 20. For Agriculture, capital had gone up by 30% and for Aquaculture by 15%, so that when these two were added together they amounted to a significant rise. The key figures on page 3, however, suggested a decline in the net capital invested. Mr **Dekker's (VEB)** question accordingly was how this could be explained. In conclusion, Mr **Dekker (VEB)** had one last question. Was Nutreco actually planning to market cod in 2004 or not?

The Chairman gave the floor to Mr **Dekker** to answer the questions.

Mr **Dekker** said that 14.1 million had been labelled and was currently being implemented. This was being done in proper consultation with the auditors. As far as the other plans were concerned, the current measures would be evaluated regularly to see whether they were appropriate, given the present economic situation. Pressure on margins prevailed everywhere and consumer demand was dropping. Procedures would be thoroughly examined in the second half of the year. This meant that talks would be held with all stakeholders, especially the employees and local trade unions. After that, the matter would be publicised.

Mr **Dekker** then answered the question on the quantification of efficiency gains. Mr **Dekker** said that Nutreco was a decentralised organisation with 120 operating companies. Targets were measured by operating company. On the one hand, gains were achieved by lowering costs, while on the other the pressure on margins was constant. Mr **Dekker** therefore believed that it was rather risky to name a figure.

Mr **Dekker (VEB)** then insisted an attempt should be made to name an approximate figure in order to gain an impression of the countermeasures taken by Nutreco. Mr **Dekker (VEB)** did not doubt that accurate records of this were being kept by Nutreco.

Mr **Dekker** replied that Nutreco treated the quantification of efficiency gains in the same way as it did for acquisitions. A close examination was made of the pay-back and profitability.

Mr **Dekker (VEB)** then asked whether the 14 million were compensated by 10 million in cost savings. The question was whether something could still be said about this.

Mr **Dekker** indicated that the investments were not of the scale Mr **Dekker (VEB)** had just suggested.

The Chairman gave the floor to Mr **Van Rijn** to reply to the questions on the weighted average capital invested in Aquaculture and in Agriculture.

Mr **Van Rijn** referred to page 54 where the balances as at 31 December could be found. In Agriculture, a number of acquisitions took place in 2001. This caused the average in 2001 to be lower than at the end of the year. This average was mentioned on page 27. In addition, some activities were subject to seasonal effects. This meant that invested capital could be higher or lower at certain times of the year than would be the case on the balance sheet date of 31 December.

Mr **Dekker (VEB)** again asked why there had been such a rise in the average capital invested in Agriculture. He believed this was important because the weighted average was the amount on which interest was paid.

Mr **Van Rijn** replied that in 2001, Nutreco had completed a few large acquisitions, as in the US for instance, which explained this effect.

The Chairman gave the floor to Mr **Den Bieman** to reply to the questions on cod fish. Mr **Den Bieman** said that Nutreco had already started selling cod in France. Some 400 to 500 tonnes of cod were expected to be harvested in 2004. Substantial quantities of cod would therefore be marketed in 2004. Mr **Dekker (VEB)** thanked Mr **Den Bieman** for this answer which he found very encouraging.

The Chairman gave the floor to Mr **Van Ruiten** of Helmond. Mr **Van Ruiten** pointed out that it would appear from page 65 that the shares held by the members of the Executive Board decreased by about two-thirds in the space of one year. Mr **Van Ruiten's** question was whether this could be attributed to any special circumstances.

The Chairman gave the floor to Mr **Dekker**. Mr **Dekker** thanked Mr **Van Ruiten** for his question. The Executive Board had taken the decision to put the shares as well as all the options under discretionary management. Both the old and the new members, Mr **C. van Rijn** and Mr **J.B. Steinemann**, had agreed to this. Once a year for one week, instructions could be given for the whole year.

The Chairman gave the floor to Mr **Sandee**. Mr **Sandee** had a question on the pension costs. Mr **Sandee** pointed out that some costs had been charged to the profit & loss account already this year. Share prices recovered slightly but the situation was not very hopeful. The question therefore was what could be expected in the way of pension costs at the end of this year, and were measures being taken in this respect?

Was Nutreco planning to move from a final pay system to an average pay system, or was Nutreco going to raise the employees' pension premiums. Mr **Sandee** said that rather substantial amounts were involved and he would therefore like to have an answer to this.

The Chairman thanked Mr **Sandee** for his question. He said that the subject of pension costs had been dealt with to some extent in the introduction, but asked Mr **Dekker** whether he would like to elaborate on this.

Mr **Dekker** clearly stated that the problem of pension costs was the subject of constant attention at Nutreco, not only in The Netherlands but notably in the UK as well. It affected approximately 25% of the work force. In countries such as Chile and Spain, which had state pensions, this problem did not exist. The measures suggested by Mr **Sandee** had been considered by Nutreco. Nutreco had switched from a final pay system to an average pay system two years ago already. Premiums had also been increased considerably. Unfortunately, Nutreco had had to suspend indexation increases this year as well. It followed that this problem was being looked at on an ongoing basis, while the necessary measures were being taken as well. The debate on the various methodologies was being closely followed. Nutreco was endeavouring to hedge this important downside, and to reduce volatility as much as possible and make it as clear as possible for the future. **The Chairman** asked whether Mr **Van Rijn** still had anything to add to this.

Mr **Van Rijn** said Nutreco had 13,500 employees of whom some 50% had pension rights as we know them in Western Europe. In Spain and Chile, pension rights are included in the total social security package. A number of employees are members of a company pension fund, while others take part in a defined benefit contribution plan and are not affected by the pension problem either. Twenty per cent of employees are members of a company pension fund. These are people in Western Europe, the UK, Ireland and The Netherlands. They are therefore the more highly paid people. All kinds of possibilities are currently being offered to limit the risk of fluctuation and volatility. Nutreco is examining the different options. Nutreco tries to find the best solution possible for the pension issue.

As there were no further questions, **the Chairman** noted that the annual accounts were approved by the meeting.

3.2 Declaration of dividend

After the transfer to reserves and distribution of the dividend on the cumulative preference A shares in accordance with article 27 of the Articles of Association, EUR 0.67 per share was available as dividend on the ordinary shares. This amounted to a dividend distribution of 35% of the net profit of EUR 63.5 million, earned in the period 1 January 2002 to 31 December 2002, accruing to holders of ordinary shares. After allowing for the interim dividend of EUR 0.28 paid in September 2002, the final dividend amounted to EUR 0.39 per ordinary share.

In accordance with article 28.2 of the Articles of Association, the Executive Board, having obtained the approval of the Supervisory Board, proposed that at the option of shareholders the dividend be paid in full or in part either in cash or in the form of ordinary shares in the capital of the Company. Although tax reforms in The Netherlands had made this option less attractive to Dutch shareholders, past experience had shown that a significant number of shareholders clearly wished this option to remain available. The shares to be transferred as stock dividend would be bought via the stock exchange.

Unlike what had been done in the past and in response to the clear wish of this meeting and having consulted i.a. the stock exchange, it had been decided that the ratio between the value of dividend rights and cash dividends would be determined by the Executive Board after close of business based on today's closing price. Except for a possible rounding off difference, the value of the stock dividend would be the same as the value of the cash dividend. The procedure to be followed and the term within which the choice between a stock dividend and a cash dividend had to be made would be published on Monday in the newspapers in which the notice to attend this meeting had been advertised, and could also be found on Nutreco's internet site. There being no questions concerning this point of the agenda, **the Chairman** declared that the dividend for 2002 had been approved by the meeting.

3.3 Endorsement of the policy conducted by the Executive Board and of the supervision exercised by the Supervisory Board

In accordance with the Articles of Association, the meeting was asked to endorse the supervision exercised by the Supervisory Board in 2002 and the policy pursued by the Executive Board in 2002. **The Chairman** asked whether there were any questions on the part of shareholders concerning this point (3.3) of the agenda and the matter of endorsement in particular.

There being no questions forthcoming from the shareholders, **the Chairman** noted that the meeting had no objection to endorsing the policy pursued by the Executive Board and the supervision exercised by the Supervisory Board in the 2002 financial year. **The Chairman** accordingly noted that the meeting had given its endorsement and thanked the meeting for doing so.

4. <u>**Appointment of KPMG Accountants N.V. as auditors**</u>

It was proposed to appoint KPMG Accountants N.V. as auditors of the Company for the period ending during the Annual General Meeting to be held in 2004. As set out in the notes, KPMG Accountants N.V. had been the Company's auditors since its formation in 1994. Pursuant to European and Dutch regulations concerning the independence of auditors, KPMG Accountants N.V. had adopted the policy periodically to change the partner who represented it in the conduct of the Company's audit. In early 2003, Mr **C. van den Boogert** had been replaced by Mr **R. Kreukniet**, likewise a partner. The Audit Committee, all the members of the Supervisory Board and of the Executive Board had satisfied themselves that Mr **Kreukniet** had the status and experience required for this position. On behalf of the Supervisory Board and the Executive Board, **the Chairman** expressed his gratitude to Mr **C. Van den Boogert** for the thoroughness with which he had performed the audit work on behalf of KPMG Accountants N.V. in the past, and welcomed Mr **R. Kreukniet** as its new representative.

The Chairman asked whether there were any questions regarding the appointment of KPMG Accountants N.V. as auditors of the Company. There being no questions on this point of the agenda, **the Chairman** noted that the meeting had no objections to the appointment of KPMG as auditors of the Company for the period ending during the Annual General Meeting of Shareholders to be held in 2004. **The Chairman** thanked the meeting for this.

5. **Authorisation of the Executive Board for a period of 18 months - subject to the approval of the Supervisory Board - to issue shares and to grant rights to take up shares referred to in article 8 of the Articles of Association of the Company, as well as to exclude or restrict the pre-emption right referred to in article 9 of the Articles of Association of the Company**

In accordance with article 8 of the Articles of Association of the Company, the meeting was asked to grant the Executive Board authorisation to decide on the issue of shares, on the granting of rights to take up shares and on restricting or excluding the pre-emptive rights of shareholders. The authorisation applied to all unissued shares.

The duration of the authorisation being requested was 18 months, starting after the approval of the motion. **The Chairman** asked the meeting whether there were any questions on this point of the agenda.

Mr **Mourits**, representing a number of investors with 815,550 votes, voted against the proposed authorisation.

Mr **Russ**, representing a number of investors with 46,265 votes, voted against.

There being no further questions or votes against, **the Chairman** noted that a majority of the meeting was in favour of authorising the Executive Board for a period of 18 months to issue shares.

6. **Authorisation of the Executive Board - subject to the approval of the Supervisory Board - for the Company to purchase its own shares as referred to in article 10 of the Articles of Association of the Company for a period of 18 months**

In accordance with article 10 of the Articles of Association of the Company, the meeting was being asked to authorise the Executive Board after approval of the Supervisory Board and without prejudice to the provisions of section 98, Book 2 of the Dutch Civil Code, for a period of 18 months to acquire ordinary shares representing at most 10% of the issued share capital of the Company at a price per ordinary share situated between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam stock exchange during the five trading days preceding the acquisition.

Section 98, Book 2 of the Dutch Civil Code to which reference had been made, included a number of conditions which the shareholders' equity of the Company had to meet in the event of the Company's own share being purchased. Based on the annual accounts which the meeting had approved earlier, today these conditions had been met in all respects.

In accordance with article 29.1.c of the Articles of Association, this authorisation was subject to the prior approval of the holders of cumulative preference A shares. **The Chairman** confirmed that the holders of these shares had agreed to the proposed authorisation. There being no questions on this point of the agenda, **the Chairman** noted that the proposed authorisation had been granted.

7. Announcement from the Supervisory Board on:

7.1 The periodic retirement of a member of the Supervisory Board and his nomination for reappointment

This part of point 7 of the agenda dealt with the standing down of **the Chairman** as a member of the Supervisory Board, because his term of office of four years ended at this Annual General Meeting. **The Chairman** had informed the Supervisory Board that he wished to stand for re-election for a new term of office of four years, and the Supervisory Board had decided to make a non-binding proposal to this meeting to reappoint **the Chairman**. **The Chairman** further informed the meeting that in the event of this proposal being accepted, the Supervisory Board intended re-electing him as its chairman.

The notes to this point of the agenda included the details concerning **the Chairman** as referred to in section 142, sub-section 3, Book 2 of the Dutch Civil Code, as well as the reason why the Supervisory Board wished to reappoint him. **The Chairman** asked whether there were any questions.

The Chairman gave the floor to Mr **Dekker (VEB)**. Mr **Dekker (VEB)** wondered whether in the event of a potential reappointment, the Supervisory Board enquired about the performance of a member of the Supervisory Board outside the Company itself, i.e. on the board of other companies.

In reply to this, **the Chairman** said that this had of course been the subject of consideration as well. The reappointment of any member of the Supervisory Board also took into account the conduct of this member and his performance at the other offices he held. This had therefore undoubtedly been part of the decision.

Mr **Dekker (VEB)** then wanted to know when the last Supervisory Board meeting had taken place. **The Chairman** replied that it had taken place this morning. Mr **Dekker (VEB)** thought this was interesting.

The Chairman noted that there were no further questions on this part of point 7 of the agenda and noted that the meeting had approved the reappointment.

7.2. Resignation of a member of the Supervisory Board

In accordance with the recommendations of the Commission on Corporate Governance, a resignation schedule had been implemented in 1997. Pursuant to this schedule, Mr **Galán** was due to step down during this Annual General Meeting. Owing to the demands of his duties as CEO of Iberdrola, Mr **Galán** had informed the Supervisory Board that he would not stand for re-election. On behalf of the Supervisory Board and the Executive Board **the Chairman** expressed his sincere thanks to Mr **Galán** for his contribution to the efficient operation of the Supervisory Board, which his colleagues and he had found extremely valuable.

The Supervisory Board and the Executive Board had together drawn up and agreed on a profile for a successor to Mr **Galán**. Mr **J.M. de Jong**, former member of the Executive Board of ABN AMRO Bank, had accepted an invitation to sit on the Supervisory Board of the Company. Because the agenda for this meeting had already been published, it was not possible to have the appointment of Mr **De Jong** legally confirmed at this meeting. An Extraordinary Meeting of Shareholders would be held to this end, probably in August or September.

8. Announcements and any other business

The Chairman reminded the meeting that those entitled to attend the meeting could ask the information desk for a card on which they could indicate whether they wished the minutes of this meeting and other documents to be sent to them. **The Chairman** invited those present at the meeting to complete this card and hand it in at the information desk or to forward it to the Company and asked whether any other shareholders wished to take the floor.

The Chairman gave the floor to Mr **Van Ruiten** of Helmond. Mr **Van Ruiten** said he had received a form from the Shareholders' Communications Channel. Mr **Van Ruiten** wondered to what extent Nutreco made use of this Shareholders' Communications Channel. He also wondered to what extent the voting for and against was being used. Mr **Van Ruiten's** second question concerned the role of Professor Hummels. Mr **Van Ruiten** said that Mr Hummels held jobs at Nyenrode University and at ING. Mr **Van Ruiten** wondered what links Nyenrode University and ING had with nutrition, Agriculture, Aquaculture and the environment.

The Chairman said that the Communications Channel was a test involving a number of businesses. It was a rather costly test in which Nutreco was not participating. While everyone could submit a proxy, this could not be done via the Communications Channel. Until such time as a final evaluation of this test had taken place, Nutreco was quite happy to continue doing things in the way it had done so far.

The Chairman gave the floor to Mr **Dekker**. Mr **Dekker** replied to the question concerning the Advisory Board. Mr **Dekker** indicated that he had spoken earlier on the subject of sustainable development. Last year, Nutreco had set up an Advisory Board to address food safety issues and sustainable development. A number of very well-known experts sat on this Advisory Board, including Prof.Dr. D.M. Broom of Cambridge University, a leading expert on animal welfare, Prof.Dr.Ir. A.A. Dijkhuizen, Chairman of the Board of Governors of Wageningen University, Prof.Dr. J.G.A. Hautvast, Director Wageningen Centre for Food Science and Prof.Dr G.J.A. Hummels, Professor of Sustainable Investments at Nyenrode University. Prof. Hummels teaches on socialy responsible enterprise and is head of sustainable investments at ING. This meant that Mr Hummels is very knowledgeable on all these issues relating to sustainable enterprise. Nutreco was accordingly very pleased to have such prestigious personalities sitting on its Advisory Council.

The Chairman gave the floor to Mr **Arens** of Hilversum. Mr **Arens** wanted to thank the Supervisory Board, the Executive Board, the corporate staff, Nutreco Aquaculture and Nutreco Agriculture for their dedication during the year 2002. Mr **Arens** asked whether the annual accounts could be printed in another colour to make them easier to read. **The Chairman** thanked Mr **Arens** for his kind words and took note of his comment.

The Chairman gave the floor to Mr **Jansen**. Mr **Jansen** first wanted to support the comment made by Mr **Arens** on the legibility of the dark pages. He believed that the pages would be easier to read if they were white with black letters. The second question Mr **Jansen** had concerned the Avian Influenza situation. Mr **Jansen** said that much unpleasantness had been caused by the intensive pig farming methods, the large numbers of cows in The Netherlands and currently with a chicken population that was much too high. Mr **Jansen** wondered whether this could result in severe restrictions being imposed by government. Would this mean that the level of agriproduction Nutreco had reached was too high? Mr **Jansen** wanted to know Mr **Dekker's** thoughts on this.

The Chairman gave the floor to Mr **Dekker**. Mr **Dekker** said that there was an expert at the table who liked talking about Dutch agriproduction. Mr **Dekker** gave the floor to Mr **Steinemann**.

Mr **Steinemann** said that the pig herd in The Netherlands was declining. Last year, for instance, it had shrunk by 16% and the year before that by 10%. Nutreco assumed that the pig population would again be decreasing by 10% this year. One of the reasons for this was that government was buying out pig farmers. From the point of view of the government, the cattle population was becoming too dense. Avian Influenza was also playing a part at the moment. This meant that the entire poultry chain, affecting both farming and processing, would be restructured. Nutreco assumed that 25% of the poultry in The Netherlands would unfortunately have to be slaughtered as a result of Avian Influenza and that there would be no replenishment. What were the implications for Nutreco? In absolute terms, this could mean there would be less demand for compound feed and premixes and less demand for chicken to process. In absolute terms this would be correct. On the other hand, Nutreco believed there were also opportunities for it in this changing market. Nutreco felt at ease with this, as it did in respect of its competitors. Nutreco believed it had the ability to produce very efficiently. So, although the threat was undeniable, Nutreco had a very positive attitude. Furthermore, it not only had operations in The Netherlands but also in Belgium, and it was a major player in Spain. That did not make all of this any less exciting, however.

The Chairman gave the floor to Mr **Dekker** to deal with the question concerning the government. Mr **Dekker** believed that Mr **Jansen's** comments also addressed the dwindling support of society for cattle animal farming. Intensive cattle farming in The Netherlands looked exactly the same as elsewhere in the world. Only, The Netherlands was a small country, making the consequences of Avian Influenza, for example, many times greater than in the US. In the US it was much easier to seal off large areas for days at a time.

In The Netherlands this could not be done because it was a densely populated country. A debate was currently ongoing which included politicians. Political representatives were a very significant stakeholder in the business of Nutreco, both in The Hague and in Brussels. Dialogue was the way forward to bring about concrete change. Mr **Dekker** believed that changing certain things should not trigger any fear. He believed that The Netherlands, and Dutch farmers who were among the best in the world, would always find ways of supplying very critical consumers with different kinds of product. The major challenge was to move away from mass production towards sustainable specialities. There was a big difference between the man in the street and the consumer. The man in the street wanted animals to have more room, but once in the supermarket he would go for the lowest priced products. This was one of the dilemmas facing us in The Netherlands and in Europe. A way out would have to be found. Farmers were faced with ever growing demands and higher costs. They, too, would have to receive an acceptable price for their products. This was a challenge which Nutreco wanted to help solve as well.

The Chairman said that to Nutreco this topic was indeed of major concern. At meetings, attention was given to it time and time again.

The Chairman gave the floor to Mr **Hagen** of Driebergen. Mr **Hagen** had a question about page 4 of the annual report. Mr **Hagen** would like to know who provided the information on Nutreco shares and whether there were any costs related to this. The second point Mr **Hagen** would like to raise is that on pages 74 and 75 of the annual report, the nationality of Supervisory Board members was stated but not that of the other persons. He was of the opinion that everyone's nationality should be disclosed. The last point Mr **Hagen** wished to make was that in the annual report he could not find who to contact for Investor Relations.

The Chairman replied to the question on nationality. **The Chairman** also believes that, in the next report, the nationality should be stated after every name. **The Chairman** then said information on Investor Relations was included at the top of page 75 on the right hand side. The name of Mr Pullens was mentioned there, and 'Manager Investor Relations' behind it. A phone number and fax number were mentioned there as well. Mr **Hagen** had had difficulty reaching the department concerned and **the Chairman** undertook to take up the matter.

The Chairman then gave the floor to Mr **Dekker**. He said that the information set out on page 4 came largely from Nutreco's own databases. Nutreco endeavoured to update these properly, so the cost was not excessive. Banks, too, had quite a lot of information, and what Nutreco itself did towards Investors Relations was very substantial indeed.

More than 100 investors were interviewed approximately every half year, and at the end of every interview the question was asked: Are you a shareholder and have there been any changes in your address or contact details?

The Chairman gave the floor to Mr **Timmerman**, a UK resident. Mr **Timmerman** said that in the UK a heated debate was taking place on pension rights and pension costs. The focus of this debate was whether the last year's salary should be used as a basis, or should it be the last five or the last three years? What was the position in The Netherlands?

The Chairman gave the floor to Mr **Dekker**. Mr **Dekker** said that two years ago Nutreco had switched to an average pay system in The Netherlands, so that it no longer applied the final pay system. The discussion in The Netherlands was precisely the same as in the UK. Nutreco had some 1,000 employees there, notably in Scotland. These discussions did not differ materially from those in The Netherlands.

The Chairman gave the floor to Mr **Dekker (VEB)**. Mr **Dekker (VEB)** was of the opinion that the social and environmental report was of high quality. He would like to know whether it was possible for the main conclusions to be included in the conventional annual report as well. Mr **Dekker (VEB)** could not trace anything in the environmental report on the recalls, whereas it had been more or less promised to say something about them.

Mr **Dekker (VEB)** then asked when the quarterly accounts could be expected. His last question concerned the terms and conditions of the bank loan of 741 million. Had they been tightened this year? If goodwill were to be re-valued downward in the latter part of the year, would it affect the terms and conditions of this bank loan?

The Chairman thought that inclusion of the main findings in the annual report was a good idea. He said that he would take up the suggestion. **The Chairman** then gave the floor to Mr **Dekker**. Mr **Dekker** said that consideration had also been given to making available a summary of the main findings in five languages, both on the internet and by actively distributing them. It had been discussed whether the entire report should be made available in five languages. Mr **Dekker** said that Nutreco would not be doing this. Nutreco had been trying to reduce the size of the publications. Last year, Mr **Dekker (VEB)** had posed a question on recalls. At that time, Mr **Dekker** had been in a position to say that Mr **Dekker (VEB)** had been right in this. In 2001, Nutreco had had no recalls. In 2002, the system had again been tested in respect of the MPA affair. The total cost to Nutreco had remained below EUR 200,000, whereas industry figures suggested that damage had amounted to more than EUR 100,000,000.

Mr **Dekker** said he regretted that Nutreco had been involved in this, the more so because Nutreco had its own silos at this plant, with all the guarantees. The risks were not nil, but Mr **Dekker** was pleased that the impact had remained so small because Nutreco had had the systems in place. Nutreco would see what more it could do with the recalls and the related figures, but so far recalls had turned out to be very limited. As far as NuTrace was concerned, Mr **Dekker** thought that it was a good suggestion to try and measure and communicate there.

Mr **Dekker** then dealt with the question of the quarterly accounts. Mr **Dekker** said that he had to give the same answer as last year. In due course, accounts would be published on a quarterly basis. On the other hand, Nutreco was a business with a great deal of seasonal influences and a transition to IAS was on the cards.

Mr **Dekker (VEB)** thought that this was not a satisfactory answer. He would appreciate being informed of some planned deadline. Mr **Van Rijn** said that Nutreco was preparing for the issue of good quarterly accounts in 2005 including comparative figures. It was therefore not waiting until the last moment. All preparations had been set in motion.

The Chairman gave the floor to Mr **Swinkels** of Erp. The first question Mr **Swinkels** wished to ask was whether Nutreco could help in the situation created by the Avian Influenza. Was Nutreco in a position to do something in the way of fund raising activities? Mr **Swinkels'** second question concerned the remuneration structure in place at Nutreco. Mr **Swinkels** asked **the Chairman** in his capacity of Chairman of the Supervisory Board what his thoughts are with regard to the prior submission to the General Meeting of Shareholders of the Company's remuneration policy, including the options scheme.

The Chairman said that the annual report comprehensively explained how the option scheme worked, and what its objectives and conditions were. **The Chairman** thought it would be difficult to conduct a discussion on this at an annual general meeting. **The Chairman** went on to say that Mr **Swinkels'** remark would be recorded in the minutes and taken into account when putting the option scheme in place next year. **The Chairman** said, however, that an approval regulation regarding this topic seemed a little complicated.

In reply to the question on the role of Nutreco regarding the Avian Influenza situation, Mr **Dekker** said that Nutreco was an integral part of the entire industry. Nutreco provided information to dealers as well as to customers on a day-to-day basis. Nutreco was certainly contributing its fair share in this respect.

Mr **Steinemann** added that agriculture and the processing industry were very much part of the Dutch economic landscape. He said that Nutreco was collaborating on various projects launched by Wageningen University, for instance, on the future of the poultry sector. Thanks to Nutreco's expertise, it played a significant role in this. Nutreco endeavoured to keep the information up to date on a daily basis. Nutreco also took part in a dialogue with the government so as to be able to provide it with well-founded information on which the government could build. Nutreco was investing a great deal of energy in this respect.

Mr **Swinkels** again wished to raise the subject of the remuneration structure. **The Chairman** repeated that the annual report accounted in detail for the option scheme, its objectives and the conditions necessary to qualify for them.

Mr **Kleijnen** indicated that he did not think that the Annual General Meeting was the right forum to discuss the option scheme and the remuneration scheme of the Executive Board. Mr **Kleijnen** was of the opinion that the information provided on this subject was more than adequate. In addition, Mr **Kleijen** said that someone who was a shareholder this year need not be one next year. Discussing this kind of business was therefore not appropriate. **The Chairman** thanked Mr **Kleijnen** for his remark.

The Chairman gave the floor to Mr **Dekker (VEB)**. Mr **Dekker (VEB)** said that a response to the questions on the banking terms and conditions was still pending. The question was whether terms and conditions changed when a significant amount was written off goodwill. **The Chairman** gave the floor to Mr **Van Rijn**.

Mr **Van Rijn** said that the bank covenants were not linked to goodwill write-offs or to shareholders' equity. These were not the same as the bank covenants. Terms and conditions had not changed in the past year.

The Chairman noted that there were no further questions and wished to thank all those attending the meeting for their presence at this Annual General Meeting of Shareholders of Nutreco Holding N.V. **The Chairman** invited everyone for a snack and a drink.

9. Close

The Chairman closed the meeting.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

Nutreco Holding N.V.

Annual General Meeting of Shareholders

8 May 2003

nutreco

Nutreco - Profile

- World's number 1 in aquaculture
- A global leader in premix and young animal feed
- Europe's largest complete feed producer
- A strong European position in Poultry and Pig processing and marketing



EBITA*
200
150
100
50
0
41%
29%
61%
52%
92%
53%
1H 2000
2000
1H 2001
2001
1h 2002
2002
Aquaculture
Agriculture

nutreco

* excluding overhead costs

Nutreco - Strategy

Agriculture

- A leading role in consolidation of the industry in selected regions
- Reinforcing positions at selected stages of the food production chain
- Geographical expansion

Aquaculture

- Realising autonomous growth in existing activities
- Strenghtening positions at selected stages of the food production chain
- Building up positions in other fish species and in new regions

nutreco

Nutreco - Presence in three food production chains


Fish
Poultry
Pigs
Marketing/ Processing
Marketing/ Processing
Marketing/ Processing
Farming
Farming
Farming
Breeding
Breeding
Breeding
Feed/fishfeed
Premix

Enhancing value through a co-ordinated approach

- Selected stages of food chains
- Robust portfolio
- International spread
- Market leadership positions
- Feed and premix 50% of net sales

■ Nutreco activities

nutreco

Nutreco - Net sales per activity


2000
2001
2002
928
851
849
271
402
454
80
82
82
450
758
747
436
488
463
358
569
507
603
685
708
Compound feed
Premix
Breeding
Poultry
Pork
Salmon
Fish feed

EUR million

Agriculture	Aquaculture
2000: 2.165	2000: 961
2001: 2.581	2001: 1.254
2002: 2.595	2002: 1.215

nutreco

Nutreco - Financial performance

EUR million


1999
2000
2001
2002
97
136
177
138
2.601
3.126
3.835
3.810
EBITA
Net sales

In 2002:

- Net sales (1%)
  - Organic (5%)
  - Acquisitions 4%
- EBITA
  - Organic (25%)
  - Acquisitions 2%
  - Exceptionals 1%

nutreco

Nutreco - Net income

EUR million	1999	2000	2001	2002
EBITA	97	136	177	138
Goodwill amortisation	-	(1)	(13)	(14)
EBIT	97	135	164	124
Financial income and charges	(9)	(13)	(38)	(37)
Effective tax rate (%)	25.2%	26.5%	24.2%	19.6%
Net income	64	91	92	68
Net income to ordinary shares	60	86	87	63

nutreco

Nutreco - Key figures per share

	2001	2002	Δ %
Number of ordinary shares outstanding (x1000)	32,660	33,285	2%
Average number of ordinary shares (x1000)	32,589	33,271	2%
Earnings per share			
• before goodwill (EUR)	3.06	2.32	(24%)
• after goodwill (EUR)	2.67	1.91	(28%)
Dividend per ordinary share (EUR)	0.82	0.67	(18%)
Pay-out	31%	35%	

nutreco

Nutreco - Balance sheet

EUR million	2001	2002
Fixed assets		
- intangible	393	392
- tangible	576	552
- financial	42	46
Inventories	384	407
Receivables	562	580
Cash and equivalents	41	32
	1,998	2,009

EUR million	2001	2002
Equity*	683	734
Minority interest	24	23
Provisions	61	45
Deferred taxes	37	33
Long-term debt	440	422
Short-term debt		
- interest-bearing	79	43
- non interest-bearing*	674	709
	1,998	2,009

nutreco

*restated for comparison reasons

Nutreco - Pensions

- Deficit based on stock market indices at year-end 2002. Differences in treatment per country
- P&L impact 2002: EUR 13,8 million based on local requirements pension funds. The Netherlands EUR 12,0 million, other countries EUR 1,8 million
- Additional deficit in the Netherlands up to 105%-coverage: EUR 9,0 million at year-end. Funded by subordinated loan. No P&L impact.
- Additional deficit other countries: EUR 20 million which can be funded in 5 to 10 years period
- Expected increase in pension premium 2003: EUR 10 million related to higher premiums and compliance with deficits as per year-end 2002
- Development stock markets in coming years will influence future pension costs

nutreco

Nutreco - Goodwill MH Norway

- No goodwill impairment; long-term perspective still unchanged, MH Norway strategic fit to the organisation
- Current market circumstances deviate from assumptions made at the time of the acquisition due to:
  - strong NOK
  - minimum import price EU
  - low salmon prices
- Also in 2003, goodwill subject to impairment test; the outcome will largely be influenced by developments of the Norwegian salmon activities in 2003
- EUR 150 million goodwill relates to Marine Harvest Norway

nutreco

Nutreco - Agriculture performance

EUR million



1999
2000
2001
2002
47
43
99
81
EBITA
1,910
2,165
2,581
2,595
Net sales

2002

Food businesses:

- Good results pork activities, esp. in added value products
- Poor results poultry activities

Feed & breeding businesses:

- Strong performance compound feed
- Strong performance in premix and speciality feeds (TN International)
- Continuing strong performance breeding activities

nutreco

Nutreco Agriculture - Actions

Animal nutrition & breeding businesses:

EQuiral©

- Complete feed: consolidation, rationalisation and further move towards speciality complete feed
  - **optimised production of biological and horse feed**
  - **introduction of new range of horse feed products: EQuiral**
- Premix: globalisation and realisation of synergies
  - ***acquisition of Selko (adds organic product range)***
  - **constant flow of innovative products (e.g. company wide introduction of Green line concept)**
  - **introduction of one company concept (purchasing, IT, innovation & marketing)**
  - **increased focus on B-t-F sales (home mixing)**
- Breeding: further move towards leading positions
  - **ongoing increase of organic sales (esp. layers and pigs)**
  - **establishment of structural pork breeding base in the Americas**

nutreco

Nutreco Agriculture - Actions

Food (meat) businesses:

Pimpollo

- Further focus on VAP and branding:
  - ***new products and packaging concepts***
  - **strengthening of CUK and re-launch of Pimpollo brand**
- Setting up two dedicated FPP plants **(Spain and The Netherlands)**
- Adaptation of organisation to underpin strategic direction:
  - **one BG for NW Europe Pork and Poultry activities**
  - **strengthening of retail and marketing capabilities**
  - **introduction of category mgt**
- Enhancement of Nutreco's innovation capabilities **(supported by increased interaction between R&D and business activities)**
- Strive for cost leadership concerning base activities:
  - **finalisation of multifunctional production organisation in HMG**
  - **capacity optimisation in base pork activities**
  - **volume increase in fresh meat activities (Case Ready Plants)**
  - **production and customer optimisation in Dutch poultry activities**

nutreco

Vogelpest (I)

Status Nederland

- Overzicht (5 mei 2003): 249 bedrijven besmet, 1086 bedrijven geruimd en 25 miljoen dieren geruimd (+/- 25% van de Nederlandse pluimveepopulatie).
- Nederland is onderverdeeld in 3 infectie gebieden (Gelderse Vallei, Beneden Leeuwen en Nederweert) en 8 compartimenten.
- Vervoer van pluimvee, voer (voor AI gevoelige bedrijven), mest (van AI dieren en AI gevoelige bedrijven) en eieren is alleen toegestaan binnen de compartimenten.
- In de 3 infectie gebieden en in 6 van 8 compartimenten is het verboden om eendagskuikens en broedeieren te vervoeren.
- Import en export van levend pluimvee is verboden.
- Vervoer van andere diersoorten en producten (varkens, rundvee, melk), indien niet afkomstig van een AI gevoelig bedrijf, is door heel Nederland toegestaan.

nutreco

Vogelpest (II)

Status België

- Overzicht (5 mei 2003): 8 bedrijven besmet, 75 bedrijven geruimd en 1,8 miljoen dieren geruimd.
- België is ingedeeld in 3 zones (Antwerpen, Limburg en rest van België), waarvoor vergelijkbare maatregelen gelden als in Nederland.
- Import en export van levend pluimvee is verboden.

nutreco

Vogelpest (III)

<u>Invloed op Nutreco bedrijven</u>

- Euribrid (fokkerij): Hybro (vleeskuikens) en HPB (legkippen), beide met hun belangrijkste fokkerij- en productieactiviteiten in Nederland, zijn niet in staat te exporteren. Beide bedrijven zijn in belangrijke mate afhankelijk van de export (> 90 %).
- Pingo Poultry (kipproducten): onbalans in de aanvoer van kippen met het risico van stilstand. Sourcing mogelijkheden, vanuit het Spaanse zusterbedrijf Sada, worden onderzocht.
- Agri Feed Benelux (mengvoer): minder volumes en hogere kosten veroorzaakt door de extra maatregelen in de productie en logistieke organisatie.
- Nutreco verwacht een negatieve invloed van € 5 m tot € 10 m op het operationele resultaat over de eerste helft van het jaar.

nutreco

Nutreco's quality concept: NUTRACE®

NuTrace is Nutreco's overall approach to food chain quality and information and based on four pillars


Customer specific
NuTrace Certified Quality
NuTrace Monitoring
NuTrace Risk Management
NuTrace Tracking & Tracing
Optional
Basis

nutreco

Nutreco - Aquaculture performance

EUR million


1999
2000
2001
2002
58
103
92
72
690
961
1,254
1,215
EBITA
Net sales

Key events

Marine Harvest - Salmon:

- Strong recovery Americas, Europe disappointing, especially Norway
- MH Chile revoked from anti-dumping US
- Restructuring Norway
- More sales from steaks and frozen portions

Skretting - Fish feed

- Stable feed volumes and margins
- Global purchasing

nutreco

Aquaculture "wave of the future"


Global production of seafood (1950 - 2025) (1,000mt)
250,000
200,000
150,000
100,000
50,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1950
1960
1970
1980
1990
2000
2010E
2020E
Wild catch
Aquaculture
World population (bn) (rhs)

- According to the FAO, harvesting of wild fish has met its natural constraints as 70% of the world's oceans are overexploited

- The FAO also estimates that the cost of catching fish in the wild, on a global basis, is about 25% higher than the value of the catch.

nutreco

Nutreco - New species

- Halibut: in build-up phase; good results with first farmed Halibut sales



- Cod:
  - Cod Hatchery is producing growing number of juveniles
  - test-marketing with first farmed cod by Marine Harvest.



- Asian Seabass (Australia) and Yellow-tail (Japan) have had first succesfull harvest





nutreco

Nutreco - Corporate Social Responsibility

- Focus area's Nutreco:
  - Food quality: NuTrace
  - Aquaculture & Society
  - Community investment
- 3rd Social & Environmental Report
- Business conferences AquaVision and Agri Vision
- Agrivision 2003: 'Inspired by consumers, endorsed by society'


Vision

Agri Vision 2000
Agri Vision 17-19 June 2003
www.agrivision.nu


report 2002
nutreco

AquaVision 2002
AquaVision 22-24 June 2004
www.aquavision.nu



nutreco

Outlook 2003

- Given all uncertainties we do not make an outlook statement for the full year 2003
- Continuous focus on food quality and cost efficiency
- Further restructuring in 2003
- Increase sales to retail & foodservice; introduction new products
- Maintain strong balance sheet

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Notulen

van de

Algemene Vergadering

van Aandeelhouders

van

Nutreco Holding N.V.

d.d. 8 mei 2003

Notulen van het verhandelde in de te Amsterdam, NH-Barbizon Palace Hotel, op 8 mei 2003 gehouden Algemene Vergadering van Aandeelhouders van de te Boxmeer gevestigde naamloze vennootschap: Nutreco Holding N.V. (de "Vennootschap")

1. Opening

De Voorzitter van de Raad van Commissarissen van de Vennootschap, de heer **R. Zwartendijk**, treedt op als voorzitter van de vergadering en opent de jaarvergadering om 14.30 uur. Hij heet de aandeelhouders en tevens de genodigden, de pers en de delegatie van de centrale ondernemingsraad, die als toehoorders de vergadering bijwonen, van harte welkom.

De Voorzitter wijst als secretaris van de vergadering aan de heer **B. Verwilghen**, secretaris van de Vennootschap. Tevens vermeldt **de Voorzitter** dat de notulering van deze vergadering wordt waargenomen door de heer mr **P. Klemann**, notaris van het kantoor De Brauw Blackstone Westbroek N.V.

De Voorzitter stelt de leden van de Raad van Bestuur en van de Raad van Commissarissen voor. Hij vermeldt dat de heer **I. Galán** op deze vergadering terugtreedt. De heer **Galán** kon echter vandaag bij deze vergadering niet aanwezig zijn omdat vandaag in Madrid ook de jaarvergadering plaatsvindt van Iberdrola, waarvan hij CEO is.

De Voorzitter constateert dat de uitnodiging en de agenda voor deze vergadering op 22 april 2003 zijn gepubliceerd in het Financieele Dagblad en de Officiële Prijscourant. De agenda, het jaarverslag met jaarrekening 2002, de kennisgeving met betrekking tot de voorgenomen herbenoeming van een commissaris met de daarbij behorende gegevens en de toelichting met betrekking tot een aantal andere punten van de agenda, zijn ter inzage gelegd en kosteloos verkrijgbaar gesteld bij het kantoor van de Vennootschap en bij het kantoor van Rabo Securities te Amsterdam en werden kosteloos toegestuurd aan aandeelhouders die zich lieten registreren of om toezending vroegen. Tevens werden deze stukken in het Nederlands en het Engels beschikbaar gesteld via het internet op de website van de Vennootschap. Voorts constateert **de Voorzitter** dat er geen verzoek tot agendering is ontvangen van aandeelhouders met een belang van meer dan 1%.

De Voorzitter vervolgt dat ook dit jaar de Raad van Bestuur heeft geopteerd voor de mogelijkheid tot het bepalen van een registratiedatum. Hierdoor werden aandeelhouders in de mogelijkheid gesteld deel te nemen aan de vergadering door hun aandelenbezit uiterlijk op 2 mei 2003 te laten registreren zonder hiervoor hun aandelen te moeten blokkeren tot na afloop van de vergadering.

Conform de statuten werden de notulen van de vorige jaarvergadering en tevens die van de op 20 juni 2002 in verband met de statutenwijziging gehouden Buitengewone Algemene Vergadering van Aandeelhouders vastgesteld. Deze notulen werden op de website geplaatst. Een kopie hiervan werd toegestuurd aan de aandeelhouders die hierom hadden verzocht en tevens liggen kopieën ter beschikking in de receptieruimte.

De Voorzitter constateert derhalve dat aan de wettelijke en statutaire bepalingen is voldaan en dat deze jaarvergadering bevoegd is rechtsgeldige besluiten te nemen terzake van alle in de agenda opgenomen voorstellen.

Alvorens over te gaan tot behandeling van punt 2 van de agenda vraagt **de Voorzitter** aandacht voor de volgende punten. Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt en hij verzoekt de vertegenwoordigers van de Vereniging van Effectenbezitters (VEB) en de Stichting Rechtsbescherming Beleggers of andere organisaties die de belangen van effectenbezitters waarnemen, het aantal vragen te beperken tot drie, met de mogelijkheid bijkomende vragen te stellen nadat de andere aandeelhouders gelegenheid hebben gekregen hun vragen te stellen. Hij verzoekt verder iedereen die vragen wil stellen dit duidelijk kenbaar te maken en, nadat het woord is gegeven, gebruik te maken van één van de daarvoor opgestelde microfoons. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk naam en woonplaats en, voor zover nodig, de organisatie die wordt vertegenwoordigd, worden vermeld. Verzocht wordt om mobiele telefoons uit te schakelen.

De Voorzitter stelt voor over te gaan tot behandeling van punt 2 van de agenda.

2. Bericht van de Raad van Commissarissen en verslag van de Raad van Bestuur over het boekjaar 2002

De Voorzitter deelt mede dat, zoals weergegeven in het bericht van de Raad van Commissarissen op pagina 14 en 15 van het jaarverslag, de Raad vorig jaar een aantal formele, volgens rooster vastgelegde, vergaderingen heeft gehouden, in telefoonconferenties overleg heeft gepleegd en tevens naar aanleiding van regelmatig informeel overleg, toezicht heeft gehouden op de ontwikkelingen binnen de Vennootschap en de activiteiten en vennootschappen van de groep in het voorgaande jaar.

Van de verschillende, in het bericht van de Raad van Commissarissen vermelde punten wil **de Voorzitter** hier als belangrijkste vermelden de strategie van de Vennootschap, de wijziging van de statuten van de Vennootschap waardoor daadwerkelijk een verhoogde zeggenschap is komen te liggen bij de vergadering van aandeelhouders en de aanwijzing door de Raad van Commissarissen van de heren **L. Ligthart** en **S. Rennemo** om plaats te nemen in het Audit Committee nieuwe vorm dat, uitgebreider dan vroeger het geval was wanneer de volledige Raad van Commissarissen tevens functioneerde als Audit Committee, ingaat op de rapporterings- en controleprocedures van de Vennootschap.

Vervolgens stelt **de Voorzitter** dat, zoals mocht blijken uit de speciale paragraaf die in het jaarverslag aan corporate governance is gewijd (pagina 38 tot en met 40), de Raad uitvoerig aandacht heeft besteed aan de aanbevelingen inzake corporate governance. Dit proces is een continu proces en zal ook in 2003 en de volgende jaren voortdurend aandacht blijven genieten. Begin dit jaar werd een deel van een van de reguliere vergaderingen besteed aan de evaluatie van het eigen functioneren.

Vervolgens stelt **de Voorzitter** aan de orde het verslag van de Raad van Bestuur over 2002, zoals is opgenomen op de pagina's 6 tot en met 13 van het jaarverslag, en verzoekt hij de heer **W. Dekker**, voorzitter van de Raad van Bestuur, een nadere toelichting te geven op het verslag.

Aan de hand van een aantal sheets (zie bijlage) licht de heer **Dekker** het jaarverslag 2002 nader toe.

De sheets die gebruikt worden zijn voor het grootste gedeelte ook gebruikt in maart bij de presentatie van de jaarcijfers. Het profiel van de Vennootschap is ongewijzigd. Nutreco is wereldleider in Aquaculture, in premixen en "young animal feed".

In Europa is Nutreco marktleider in mengvoer, met name in de Benelux en Spanje. Nutreco heeft een sterke Europese positie in kip- en varkensvleesverwerking en marketing. De heer **Dekker** vermeldt dat hij tijdens de presentatie in zal gaan op de vogelpestsituatie in Nederland. Uit de EBITA ontwikkeling van Nutreco valt op te maken dat doorgaans een/derde van het resultaat wordt gemaakt in de eerste helft van het jaar vanwege alle seizoenseffecten en twee/derde van het resultaat in de tweede helft van het jaar. De eerste helft van 2002 was teleurstellend. Aquaculture had een lager resultaat en bijna geen bijdrage vanwege de zeer lage zalmprijzen, met name in Noorwegen. De tweede helft van het jaar was wat sterker en de vijftig-vijftig verhouding van de bijdrage van Agri en Aqua wordt dan ook weer bereikt in 2002.

De Nutreco strategie: Bij Agriculture wil Nutreco een leidende rol spelen in consolidatie van de industrie in geselecteerde regio's. Ook wil Nutreco haar posities versterken in geselecteerde stadia van de voedselproductieketen. Dit geldt zowel voor Agriculture als voor Aquaculture. In de Aquaculture streeft Nutreco naar geografische expansie. Aquaculture is een jonge, snel groeiende industrie. Nutreco wil autonome groei realiseren in de bestaande activiteiten. Daarnaast wil Nutreco posities opbouwen in andere vissoorten in nieuwe regio's. Vorig jaar is in dit verband gesproken over kabeljauw in Noorwegen.

Nutreco is actief in drie productiekolommen: vis, pluimvee en varkens. Nutreco is actief in meer dan 20 landen. Meer dan 50% van de omzet wordt gerealiseerd in de platform business, die bestaat uit mengvoer, visvoer en premixen. 70% van de meer dan 120 werkmaatschappijen van Nutreco zit in de top 3 van hun sector. Dit is wat het ambitieniveau van alle Nutreco bedrijven moet zijn.

De netto omzet van mengvoer is vrijwel hetzelfde gebleven, na afstoting van de Franse activiteiten 2 jaar geleden. Premix specialiteiten en de vitaminen- en mineralenmengsels vertonen een mooie groei. De fokkerij was 2 jaar lang een verrassing in de portfolio. Op dit moment wordt deze business zeer beïnvloed door de vogelpestsituatie in Nederland. Pluimvee is vrijwel stabiel gebleven. De netto omzet van varkens is iets afgenomen en dit komt met name door de afname van de varkensstapel in Nederland maar ook door het prijsniveau. De netto omzet van zalm is gedaald, dit komt door een prijseffect. De netto omzet van visvoer is gestegen, dit heeft te maken met de prijs en met het volume. De Nutreco resultaten zijn omlaag gegaan van EBITA 177 naar 138 bij een vrijwel gelijke omzet van 3,8 miljard. De netto resultaten voor houders van gewone aandelen zijn het vorig jaar voor het eerst teruggelopen. Dit is een afwijking van de stijgende trend waarbij de stijging in de jaren 2000 en 2001 al minimaal was. De effectieve belastingdruk is omlaag gegaan van ongeveer 25% naar 19,6%. Nutreco verwacht het lage niveau ook in de komende jaren te kunnen handhaven.

Kerncijfers per aandeel:
Dividend per gewoon aandeel is van 0,82 naar 0,67 gegaan. Nutreco heeft het voorstel gedaan de pay-out van 31% te verhogen naar 35%. Tijdens de beursgang is in het prospectus aangegeven dat er een range aangehouden zou worden tussen de 30 en 35%. Aangezien nu het netto resultaat omlaag is gegaan heeft Nutreco besloten om aan de bovenkant van de range te gaan zitten.

De Nutreco balans is nog steeds sterk, ondanks dat het jaar 2002 een jaar was waarin de wereldeconomie veel problemen had. Nutreco is actief in een aantal sectoren die ook in zwaar weer zaten. Onder andere de zalmsector in Noorwegen maar ook de druk op de pluimveeprijzen. Nutreco is vorig jaar begonnen met een company-wide kostenreductie-programma. Dit is de reden waardoor er veel minder acquisities zijn geweest in 2002 dan voorheen. Nutreco heeft er dus alles aan gedaan om in slecht weer in ieder geval te zorgen dat de balans sterk is gebleven en Nutreco is daar ruimschoots in geslaagd.

Nutreco Pensioenen:
Door de lage stand van de beursindices is een aantal bedrijven onder de dekkingsgraad van 100% gekomen. Dit is ook het geval met Nutreco, daarom heeft Nutreco het P&L effect genomen van 13,8 miljoen als gevolg van de nieuwe PVK richtlijnen. Daarvan heeft 12 miljoen betrekking op Nederland en 1,8 miljoen voor de overige landen. Het additioneel tekort in Nederland op basis van de 105%-regel bedraagt 9 miljoen Euro per 31 december 2002. Dit tekort wordt gefinancierd door een achtergestelde lening en heeft geen resultaateffect. De additionele tekorten in overige landen bedroegen eind december 2002 20 miljoen Euro. Hier wordt het tekort gefinancierd over een periode van 5 tot 10 jaar afhankelijk van de wetgeving van dat land. De verwachte stijging van de pensioenlasten in 2003 voor Nutreco is 10 miljoen Euro in verband met premieverhogingen o.a. als gevolg van de tekorten per 31 december 2002. De ontwikkeling van beursindices voor de komende jaren is natuurlijk van invloed op toekomstige pensioenlasten en eventuele vragen over dit onderwerp kunnen beantwoord worden door de heer **C. Van Rijn**, de CFO van Nutreco.

Sinds 2 jaar staat goodwill bij Nutreco op de balans. Nutreco heeft goodwill betaald met de grote acquisitie van Hydro Seafood in Noorwegen. Vorig jaar is de vraag gesteld of er een impairment zou komen en hoe Nutreco daarmee om zou gaan. Vorig jaar is er gezegd dat er geen noodzaak bestond om een impairment te doen. Ook begin dit jaar heeft Nutreco geen noodzaak gezien voor een goodwill impairment, omdat Nutreco gelooft dat de lange termijn perspectieven van Marine Harvest Noorwegen zeer goed zijn en dat deze acquisitie absoluut past in de lange termijn van de strategische ontwikkeling van Nutreco.

De huidige marktomstandigheden zijn anders dan de aannames die gemaakt zijn ten tijde van de acquisitie. De Noorse Kroon is een van de sterkste currencies ter wereld. De Noorse Kroon is in 2002 met 9% gerevalueerd ten opzichte van de Euro, de Euro is met 15% toegenomen ten opzichte van de dollar, dus je hebt vanuit de Noorse Kroon een gat van 25% naar de dollar toe. Dit is van belang omdat in de markten buiten Europa de Noorse zalm met de Chileense zalm concurreert.

De kosten van de Chileense zalm zijn in dollars en de kosten van de Noorse producenten zijn in Kronen, dus de competitieve situatie is veranderd met name vanwege die verandering in de currency. Hiernaast speelt de zaak van de minimum importprijzen en is de marktprijs voor zalm de laatste 2 jaar heel erg laag. Ook in 2003 zal de goodwill weer onderworpen worden aan de impairment test en de uitkomst zal sterk worden beïnvloed door de ontwikkelingen van de Noorse zalmactiviteiten in 2003. Dit betekent dat Nutreco duidelijke turning points moet signaleren en dat de Noorse business moet gaan draaien, anders zal Nutreco over moeten gaan tot het doen van een goodwill impairment. De 150 miljoen Euro goodwill die op de balans staat houdt verband met Marine Harvest Noorwegen. De balans van Nutreco kan de goodwill impairment van 150 miljoen probleemloos aan.

De heer **Dekker** gaat vervolgens in op de resultaten van de Agriculture. Na de reorganisatie in 2000 was er het uitzonderlijke jaar 2001. Als gevolg van de mond- en klauwzeer was er een toenemende vraag naar kip met als gevolg hoge kippenprijzen. Het resultaat in 2001 was 99 miljoen. Verwacht werd dat 80% van dit bedrag voor 2002 realiseerbaar moest zijn. Het resultaat van 2002 is 81 miljoen en dit is inclusief de additionele lasten in Nederland met name vanwege de pensioenen. De heer **Dekker** merkt op dat dit een heel mooi resultaat is.

De feed businesses en de platform businesses van zowel de Agriculture als de Aquaculture hebben het in 2002 weer voortreffelijk gedaan. Nutreco probeert een zo laag mogelijk kostenniveau te realiseren en businesses die meer het karakteristiek hebben van een bulk business op te schuiven naar specialiteiten. Een voorbeeld daarvan is paardenvoer. Nutreco introduceert een nieuwe productrange paardenvoer, genaamd EQuiral. Overwogen wordt om dit concept ook in andere landen te introduceren. Voor wat betreft de premixen heeft Nutreco een zeer goede positie in Europa.

In verband met de discussie die bestaat over het gebruik van antibiotica in premixen heeft Nutreco een bedrijf in Nederland gekocht genaamd Selko. Selko maakt biologische vervangers voor die antibiotica, hierdoor hoopt Nutreco klaar te zijn voor de veranderingen die wetmatig worden doorgevoerd of voor veranderde wensen van consumenten voor andersoortige producten. Nutreco is bezig met het ontwikkelen van een constante stroom van innovatieve producten, zodat Nutreco mee kan in het hele programma rond groene producten. Voor wat betreft fokkerij plant Nutreco een verdere uitbreiding naar leidende posities. Op dit moment heeft de Nederlandse business sterk last van de vogelpest. Nutreco is nummer 1 in kipproducten in Spanje. Nutreco heeft daar een free range, dus een scharrelkip onder de merknaam CUK en andere merkproducten, onder andere onder de naam Pimpollo. De organisatie is aangepast in lijn met de strategie van Nutreco.

Er is versterking geweest van Nutreco's innovatievermogen. Aan de ene kant is er een constante druk op de marges, aan de andere kant is er ook de ambitie en de cultuur binnen het bedrijf om constant te innoveren. Met snel veranderende consumentenwensen en eisen liggen daar voor Nutreco absoluut kansen.

De heer **Dekker** gaat vervolgens in op de ontwikkelingen van de vogelpestsituatie in Nederland. Op 5 mei 2003 waren er 249 bedrijven in Nederland besmet en 1.086 bedrijven geruimd. Dat zijn ongeveer 25 miljoen dieren, dus 25% van de totale Nederlandse pluimveepopulatie. Op dit moment is Nederland onderverdeeld in drie infectiegebieden (de Gelderse Vallei, Beneden Leeuwen en Nederweert) en acht compartimenten. Het vervoer van pluimvee, voer, mest en eieren is alleen toegestaan binnen de compartimenten dus dit heeft voor alle betrokkenen een enorme invloed op de bedrijfsvoering. In de drie infectiegebieden en in zes van de acht compartimenten is het verboden om eendagskuikens en broedeieren te vervoeren. Import en export van levend pluimvee is verboden in Nederland. Vervoer van andere diersoorten en producten, zoals varkens, rundvlees en melk, indien niet van AI-gevoelige bedrijven, is door heel Nederland toegestaan. De situatie in België van 5 mei 2003 is dat 8 bedrijven zijn besmet en 75 bedrijven zijn geruimd, dus dit betreft 1,8 miljoen dieren. België is ingedeeld in drie zones waarvoor vergelijkbare maatregelen gelden als in Nederland. Import en export van levend pluimvee is en blijft verboden.

Vervolgens gaat de heer **Dekker** in op de invloed van de vogelpest op Nutreco bedrijven. Voor Euribrid met zijn fokkerijactiviteiten (Hybro met vleeskuikens en HPB met legkippen) zijn de gevolgen duidelijk merkbaar.

Deze bedrijven hebben hun belangrijkste fokkerij en productieactiviteit in Nederland en ze zijn niet in staat te exporteren. Beide bedrijven zijn in belangrijke mate afhankelijk van de export. Meer dan 90% wordt geëxporteerd. Voor deze bedrijven is op dit moment arbeidstijdverkorting aangevraagd. Dit heeft voor de werknemers, die er soms al hun hele leven werken, natuurlijk een geweldige invloed, zowel privé als zakelijk. Sommige van hen zijn vandaag hier aanwezig. Bij de Pingo Poultry bedrijven, kipproducten, is er een onbalans in de aanvoer van kippen met het risico van stilstand. Sourcing mogelijkheden vanuit het Spaanse zusterbedrijf Sada worden onderzocht. In totaal hebben vier fabrieken van Nutreco in Nederland en in België acht weken stilgestaan. De vogelpest heeft ook effecten, maar veel minder, op onze voerbusiness. Er zijn minder volumes en hogere kosten, veroorzaakt door extra maatregelen in de productie en de logistieke organisatie. Op 17 april 2003 kwam Nutreco met een persbericht waarin werd gezegd dat een negatief effect werd verwacht tussen de 5 en 10 miljoen op operationele resultaten in de eerste helft van 2003. Dit is gedaan om enige guidance te geven.

Het nieuwe kwaliteitsconcept van Nutreco, genaamd NuTrace, zou op 19 maart in Nederland worden geïntroduceerd. Helaas kon dit door de vogelpest niet doorgaan. Twee dagen geleden heeft de officiële lancering plaatsgevonden door de heer **H. den Bieman** in Brussel op de seafood conferentie. NuTrace steunt op vier pilaren: NuTrace Gecertificeerde Kwaliteit, NuTrace Monitoring, NuTrace Risk Management en NuTrace Tracking and Tracing. De vier pilaren zijn de basis waar alle Nutreco bedrijven aan moeten gaan voldoen. Afhankelijk van de klanteneisen kunnen er extra eisen in het dak ingebouwd worden, bijvoorbeeld als het gaat over biologische producten. Het Tracking and Tracing systeem wordt zeer gewaardeerd, niet alleen door klanten maar ook door de overheid. Met behulp van het Tracking and Tracing systeem kan er heel snel worden nagegaan wat de consequenties zijn van bepaalde calamiteiten.

Na het recordjaar 2000 is het EBITA resultaat van Aquaculture in 2002 uitgekomen op 72 miljoen. 2002 was een goed en sterk visvoerjaar. De ontwikkelingen in Europa voor wat betreft de zalm waren teleurstellend en dat is ook waarom er in Noorwegen op dit moment wordt gereorganiseerd. Het is belangrijk dat er maatregelen worden genomen in de wereld om tot duurzame visvangst te komen. In het algemeen wordt aquaculture gezien als een van de mogelijkheden om toch de consument in de toekomst van een gezond product te kunnen voorzien. Wat dat betreft is er groei mogelijk voor deze jonge industrie. De visserij-inspanningen leveren op dit moment onvoldoende vis met vragen rond duurzaamheid. Dit is een kans voor de aquaculture-industrie. Nutreco is voor 99% eigenaar van de kabeljauw hatchery. Naast de kabeljauw zit Nutreco in Schotland en in Noorwegen met heilbot, in Australië met een Australische zeebaars en in Japan met yellowtail. Nutreco is dus actief betrokken bij de ontwikkeling van andere soorten. Nutreco hecht veel waarde aan maatschappelijk verantwoord ondernemen.

Het derde sociaal- en milieujaarverslag van Nutreco is 10 dagen geleden beschikbaar gemaakt op het internet. Nutreco wil daar ook verbeteren zoals Nutreco met alles wil verbeteren. Aandachtsgebieden van Nutreco zijn kwaliteit van de voeding, NuTrace is hier een voorbeeld van, alsmede Aquaculture en society en community investments. Naast het maatschappelijk verantwoord ondernemen hecht Nutreco veel waarde aan de stakeholder dialoog. Zowel in Agriculture als in Aquaculture organiseert Nutreco om het jaar industrieconferenties waar voor- en tegenstanders van de industrie worden uitgenodigd. Nutreco heeft AgriVision 2003 wereldwijd georganiseerd in Noordwijk in Nederland en dit zal over 7 weken plaatsvinden onder de titel "*Inspired by consumers, endorsed by society*". Ook hier zal het gaan over het maatschappelijke draagvlak voor intensieve dierhouderij met voor- en tegenstanders.

De heer **Dekker** sluit zijn presentatie af met de vooruitzichten voor 2003. Door alle onzekerheden onthoudt Nutreco zich ervan een uitspraak te doen over haar winstverwachting voor 2003. Er zal een blijvende aandacht zijn voor kwaliteit van de voeding en constante efficiencyverbeteringen en kostenverlaging. Verdere reorganisaties zijn niet uit te sluiten in 2003. Toename van omzet aan retail en foodservice en introductie van nieuwe producten kan verwacht worden. Nutreco hoopt met hard werken op handhaving van de gezonde balansverhouding.

De Voorzitter dankt de heer **Dekker** voor zijn uiteenzetting en nodigt de aandeelhouders uit tot het stellen van vragen.

Hij verleent het woord aan de heer **Sprengers**, vertegenwoordiger van de Vereniging van Beleggers voor Duurzame Ontwikkeling **(VBDO)**. De heer **Sprengers** dankt Nutreco voor het tijdig ontvangen van het duurzaamheidsverslag. De heer **Sprengers** ziet een duidelijke verbetering, zowel qua vorm als qua inhoud en hoopt dat Nutreco op deze weg door zal gaan. Hij hoopt dat Nutreco ook in de moeilijkere tijden zal proberen om deze verbeteringen vast te houden. De VBDO zal dit scherp in de gaten houden. De eerste vraag van de heer **Sprengers** ziet op de externe verificatie. De heer **Sprengers** vraagt of Nutreco een dergelijke externe verificatie overweegt. Op dit moment is er een DHV statement maar dit is niet een onafhankelijke verificatie. De vraag is of Nutreco zo'n onafhankelijke verificatie in gaat voeren. Het NuTrace programma heeft ook de aandacht getrokken van de VBDO. De heer **Sprengers** vindt dit een interessante ontwikkeling. De tweede vraag die de heer **Sprengers** stelt is in hoeverre de key indicators die Nutreco is gaan onderscheiden op het terrein van duurzaamheid ook in dat programma van NuTrace zijn terug te vinden. Dit is van belang omdat dit de link legt naar de leveranciers. Nutreco heeft ook ideeën over hoe die leveranciers met duurzaamheid om zouden moeten gaan.

De heer **Sprengers** is blij met de doelstellingen die zijn gesteld, ook al is nog niet helemaal duidelijk bij een aantal doelstellingen wat nu precies het tijdspad is of wat precies de kwantificering is. De derde vraag is dan ook of er nog aanscherpingen te verwachten zijn bij die doelstellingen qua tijdspad, qua kwantificering en qua basisjaar. Tenslotte stelt de heer **Sprengers** dat het onderwerp grondstoffen nog niet is meegenomen in de key indicators, terwijl naar zijn mening dit juist voor een bedrijf als Nutreco een belangrijk aspect is. De heer **Sprengers** noemt hier het voorbeeld van wilde vis die gebruikt wordt als voeding voor de gekweekte vissen. Hij vermeldt hiernaast dat dit juist een belangrijk kritiekpunt is wat Nutreco vaak te horen krijgt. De heer **Sprengers** stelt dat het voor Nutreco goed is om aan te kunnen tonen hoe de ontwikkeling hierin is. De vierde vraag van de heer **Sprengers** luidt: Kan Nutreco iets zeggen over het soort indicatoren dat meegenomen gaat worden, indicatoren met betrekking tot gebruik van de grondstoffen, waarbij de heer **Sprengers** een concrete vraag heeft over de wilde visvangst.

De Voorzitter dankt de heer **Sprengers** voor de vriendelijke woorden over het milieuverslag. **De Voorzitter** verleent het woord aan de heer **Dekker** voor de beantwoording van de vragen.

De heer **Dekker** dankt de heer **Sprengers** voor de opmerkingen. De heer **Dekker** herhaalt dat de heer **Sprengers** constateert dat er een verbetering is in vorm en inhoud in maatschappelijk verantwoord ondernemen van Nutreco. De heer **Dekker** stelt dat Nutreco in het derde milieuverslag is gaan focussen op een aantal verbeteringsprocessen. Zeker ook naar aanleiding van eerdere opmerkingen van de heer **Sprengers**, want de heer **Sprengers** is op de achtergrond één van de stuwende krachten geweest met positief commentaar. Nutreco heeft gekeken naar de externe verificatie. Nutreco werkt op dit moment met DHV, maar dat is inderdaad niet de externe verificatie waar de heer **Sprengers** naar zoekt. Naast DHV bestaat er ook een intern HSEQ auditsysteem waarvoor collega-bedrijven van Nutreco veel interesse hebben. Toch heeft Nutreco er het afgelopen jaar de voorkeur aan gegeven om meer tijd en aandacht te besteden aan de dialoog met stakeholders. Deze dialoog is op breed front gevoerd. De heer **Dekker** stelt dat er geen week voorbijgaat in het land dat Nutreco zich niet actief opstelt in de dialoog met de stakeholders. De heer **Dekker** is er van overtuigd dat dit jaar de onafhankelijke verificatie weer op de agenda wordt gezet. De heer **Dekker** is blij dat de heer **Sprengers** niet verwacht van Nutreco dat er een accountant voor de externe verificatie ingehuurd wordt. De heer **Dekker** verwacht daadwerkelijk progressie te gaan boeken.

De heer **Dekker** gaat vervolgens over op de beantwoording van vraag 2. Als key indicator noemde de heer **Sprengers** de leveranciers. De heer **Dekker** verwijst naar het programma Noorderlicht van de VPRO. Als een leverancier de biologische kant opgaat wordt dat uiteraard meegenomen in die criteria. Dit is een duidelijk signaal naar zowel de leveranciers als de klanten. Op dit moment verwacht de heer **Dekker** met het NuTrace programma niet dat er veel nieuwe indicatoren bij komen. Dit programma moet nu eerst goed operationeel gemaakt worden en daarna kan Nutreco het verder gaan uitbouwen.

De derde vraag van de heer **Sprengers** betrof het tijdspad en doelstellingen. De heer **Dekker** vindt dat er weinig feedback komt gezien het feit dat er 13.000 verslagen zijn uitgestuurd over maatschappelijk verantwoord ondernemen. Waarschijnlijk komt dit doordat het verslag op holdingniveau is geschreven. De heer **Dekker** is hier lichtelijk teleurgesteld over. De heer **Dekker** stelt dat hij zal kijken of dit verder uitgewerkt kan worden naar business unit niveau of naar business group niveau, zodat het wat beter in de tijd te volgen is.
Vervolgens gaat de heer **Dekker** in op de specifieke vragen over duurzaamheid en voorbeelden van het gebruik van vismeel en visolie, een zeer actueel onderwerp. Het Wereld Natuur Fonds heeft hier onder andere ook aandacht voor gevraagd. Twee/derde van de productie van vismeel en visolie komt uit Chili en Peru. Vismeel werd daar in het verleden gebruikt voor onder andere pluimveevoer en visolie werd verstookt als energiebron voor de droginginstallaties. Nutreco heeft speciaal mensen in dienst die de visserijbedrijven in Chili en Peru begeleiden om te komen tot duurzame visserij. Aan de andere kant wordt ook gekeken naar een mogelijkheid voor upgrading van de kwaliteit van de visolie en het vismeel. De helft van de onderzoeksinspanningen van Nutreco is gebaseerd op het zoeken naar alternatieven voor vismeel en visolie. Nutreco is in gesprek met het Marine Steward Ship Counsel en moedigt die bedrijven aan om goed naar de duurzaamheid te kijken. Het lijkt de heer **Dekker** een goed idee om over dit onderwerp in de toekomst concreter te gaan rapporteren. De heer **Dekker** is blij met de aandacht van het Wereld Natuur Fonds voor vismeel en visolie. In verband met de affaires rond de gekke koeienziekte vindt de retailer op dit moment dat voeding zo natuurlijk mogelijk moet blijven. De heer **Dekker** denkt dat als er goed op de duurzaamheid wordt gelet, er veel meer vrijheidsgraden gaan ontstaan om de visolie te gaan vervangen bijvoorbeeld door sojaolie.

De Voorzitter verleent het woord aan de heer **Dekker** van de Vereniging voor Effectenbezitters **(VEB)**.

De heer **Dekker (VEB)** wil graag weten in hoeverre het branding programma en het upgrading programma van vis in het algemeen succesvol is.

De heer **Dekker** herkent de vraag want vorig jaar heeft de heer **Dekker (VEB)** deze vraag ook gesteld. Nutreco is voor zalm naar één naam gegaan, Marine Harvest. Hierbij hoort ook het nieuwe logo. Op consumentenniveau wordt de naam Marine Harvest langzaam zichtbaar als Nutreco het samen doet met de retailers maar dit wordt door retailers niet altijd op prijs gesteld. Het enige meetbare hierin is de winstgevendheid van Nutreco. Nutreco realiseert met de business-modellen goede en betere resultaten. Ondanks dat er veel nadruk wordt gelegd op innovatie en differentiatie blijft Nutreco buitengewoon voorzichtig met grote bedragen uit te geven aan branding. Maar er moet niet onderschat worden wat voor inspanningen Nutreco doet om onderscheidend te zijn.

De Voorzitter verleent het woord aan de heer **Den Bieman** voor een toevoeging op dit antwoord.

De heer **Den Bieman** stelt dat Nutreco de afgelopen jaren vooral vooruitgang heeft geboekt met het produceren van retail brands. Twee jaar geleden deed Nutreco hier helemaal niets in en op dit moment is in Amerika de afgelopen twee jaar 20% van de omzet afkomstig uit de retail brands. Dat heeft voor Nutreco zelf als gevolg dat er veel minder investeringen zijn terwijl daar toch de relatie met de klanten veel sterker door gemaakt wordt. Nutreco probeert wel bij introductie van nieuwe producten het Marine Harvest logo er op te zetten. Dit gebeurt mondjesmaat met zeer beperkte investeringen.

Aangezien er geen verdere vragen over dit agendapunt zijn, dankt **de Voorzitter** de heer **Dekker** voor zijn toelichting op het verslag van de Raad van Bestuur.

Alvorens over te gaan tot de behandeling van punt 3 van de agenda vermeldt **de Voorzitter** dat het totaal aantal stemgerechtigde aandelen dat op de vergadering aanwezig of vertegenwoordigd is 15.444.845 bedraagt, verdeeld in 9.203.345 gewone aandelen en 6.241.500 cumulatief preferente aandelen A. Voor de gewone aandelen betekent dit 27,5% van het totaal uitstaande gewone aandelen. Van de cumulatief preferente aandelen A is dit 100%.

De Voorzitter stelt aan de orde de vaststelling van de jaarrekening 2002.

3. Jaarrekening 2002

3.1 Vaststelling van de jaarrekening

De Voorzitter deelt mede dat de grondslagen voor de opstelling van de geconsolideerde jaarrekening, de geconsolideerde balans en de winst- en verliesrekening, de geconsolideerde kasstroom, de toelichting op de geconsolideerde overzichten en de overige gegevens, zijn opgenomen op de pagina's 41 tot en met 73 van het jaarverslag. Voorts deelt hij mede dat de jaarrekening 2002 is gecontroleerd door KPMG Accountants N.V., de accountant van de Vennootschap, die een goedkeurende verklaring heeft gegeven welke opgenomen is op pagina 70 van het jaarverslag. De jaarrekening ligt ter vaststelling door deze Algemene Vergadering voor. Een exemplaar van de jaarrekening getekend door de Raad van Commissarissen en door de Raad van Bestuur ligt ter inzage in de zaal bij de secretaris van de Vennootschap.

De Voorzitter vraagt of er vragen zijn en geeft het woord aan de heer **Kleijnen** uit Son en Breugel. De heer **Kleijnen** vindt het een mooi jaarverslag dat tekstueel en cijfermatig goed in elkaar zit. Het was goed leesbaar. De laatste regel van de pagina over de immateriële activa, dus de goodwill, baart de heer **Kleijnen** enige zorg. De heer **Kleijnen** stelt dat de heer **Dekker** het goodwill probleem enigszins heeft aangestipt, maar wanneer de heer **Dekker** de opmerking maakt dat de mogelijkheid bestaat dat ten aanzien van de goodwill een extra afschrijving zou moeten plaatsvinden vindt de heer **Kleijnen** dit minder goed nieuws. Afschrijving op de goodwill betekent dat het resultaat onder druk staat, althans zeker in de sector waar die geweldige goodwill is geactiveerd. De heer **Kleijnen** denkt dan ook aan de post kweekrechten die naar zijn mening ook direct daarmee verband houdt. De heer **Kleijnen** heeft een rekensom gemaakt waaruit blijkt dat naar zijn idee alles bij elkaar genomen het overnamebedrag van 418 miljoen voor pakweg 284 miljoen bestaat uit immateriële activa. Dit betekent dat 65% van het totale bedrag is betaald voor de immateriële activa. De heer **Kleijnen** vindt dat bedrag nogal hoog en ook in enige mate zorgwekkend in het zicht van volgende exploitatie. Zeker gezien het hoge risicoprofiel waarin Nutreco opereert, waarbij gedacht moet worden aan zalm, prijsrisico's, vogelpest, varkenspest en andere risicoprofielen of het opduiken van genetische problemen binnen een fokgeneratie. De vraag van de heer **Kleijnen** is dan ook of de aandeelhouders slecht nieuws staat te wachten en ten tweede, indien dit niet zo is, of er dan geen aanleiding is om toch met betrekking tot de goodwill een wat hoger afschrijvingspercentage toe te passen dan nu gebruikelijk is. De laatste vraag van de heer **Kleijnen** ziet op de fiscale behandeling van de aan de Raad van Bestuur en personeelsleden toegekende aandelenopties. Meer concreet luidt de vraag hoe de fiscale claim wordt afgerekend.

De Voorzitter dankt de heer **Kleijnen** voor de vragen. Hij stelt dat de heer **Kleijnen** zich zorgen maakt over of er storm op komst is. **De Voorzitter** vraagt de heer **Dekker** dit te ontzenuwen en vraagt daarna de heer **Van Rijn** op de details in te gaan.

De heer **Dekker** begint met het beantwoorden van de laatste vraag. Hij stelt dat, zoals altijd als het over fiscaliteit gaat, het de verantwoordelijkheid van de werknemers zelf betreft. Het is een keus van de werknemer om de optie direct af te rekenen met de fiscus of om te wachten en het via de inkomstenbelasting te doen. Daar neemt Nutreco geen enkele verantwoordelijkheid voor. Wat betreft de eerste vraag verwijst de heer **Dekker** naar het feit dat geen vooruitzichten voor 2003 worden geven. Uiteraard zou Nutreco dit graag willen doen maar Nutreco denkt dat daar op dit moment veel te veel onzekerheden over bestaan. De heer **Dekker** geeft het woord aan de heer **Van Rijn** die het punt van de goodwill zal behandelen.

De heer **Van Rijn** stelt dat de goodwill op dit moment in 20 jaar wordt afgeschreven. Vervolgens stelt hij dat het altijd heel moeilijk is om stelselwijzigingen door te voeren. Er wordt ieder jaar een test uitgevoerd om te kijken of de goodwill nog de waarde heeft die er aan is toegekend. Deze test doet Nutreco op 30 juni. Nutreco is heel blij met Marine Harvest Norway, dat is een belangrijk gegeven. Vervolgens wordt er gekeken naar de toekomstige kasstromen die contant gemaakt kunnen worden. Hier komt een waarde uit en die waarde wordt vergeleken met de boekwaarde op de balans. Als de toekomstige kasstroomwaarde lager is dan de boekwaarde wordt er afgeboekt. De eerste afboeking is dan de goodwill. Het inschatten van die toekomstige waarde wordt voor een deel bepaald door de situatie op een bepaald moment. Vorig jaar december heeft Nutreco een groot aantal scenario's doorgerekend, minimum scenario's, maximum scenario's. Op basis van die scenario's kwam Nutreco tot de conclusie dat de boekwaarde zoals die nu op de balans staat nog niet afgewaardeerd behoeft te worden. Vervolgens hebben we met de huidige situatie, een halfjaar later, te maken. De heer **Dekker** heeft zojuist ook gezegd dat er verbeteringen noodzakelijk zijn. De prijzen in Noorwegen zijn op een lager niveau dan door ons ingeschat. Dit heeft duidelijk een negatieve invloed op de resultaten. Als de resultaten in 2003 niet daadwerkelijk verbeteren denken wij dat een afboeking noodzakelijk zal zijn. Op 30 juni zal er weer serieus gekeken worden naar de verwachtingen. Als het nodig is gaan we die afboeking doen. Het systeem van afboeken is vrij simpel. De boekwaarde wordt berekend en dan wordt er begonnen met afboeken tot de waarde van de toekomstige kasstroom is bereikt. Als de verwachting van de toekomstige kasstroom lager komt te liggen zou er ook een deel van de concessies afgeboekt kunnen worden. Maar er wordt eerst gekeken naar de boekwaarde, de toekomstige kasstroom en er wordt eerst met de goodwill begonnen.

De Voorzitter dankt de heer **Van Rijn** voor het geven van het antwoord en geeft vervolgens het woord aan de heer **Dekker (VEB)** die ook een vraag had over goodwill.

De heer **Dekker (VEB)** vraagt wanneer het bekend is wat het resultaat is. Hij zegt zelf te kunnen concluderen dat dit dus na 30 juni zal zijn. De vraag is of Nutreco dan bereid is ook ingeval van een positieve uitkomst dit te publiceren. De heer **Dekker (VEB)** neemt aan dat als er een grote afboeking plaatsvindt er een persbericht komt, maar als dit niet nodig is, is het naar de mening van de heer **Dekker (VEB)** ook belangrijk om dit te weten. Dit zal een behoorlijke invloed hebben.

De Voorzitter geeft het woord aan de heer **Van Rijn**.

De heer **Van Rijn** antwoordt dat in de eerste week van augustus de halfjaarresultaten zullen worden gepubliceerd, hierin zullen ook de bijzondere lasten en meevallers betrokken worden. Uiteraard zal er ook een uitspraak over de goodwill worden gedaan.

De heer **Dekker (VEB)** vraagt zich verder af of de reservering voor herstructurering van 14,1 miljoen voldoende is gezien de plannen van Nutreco. Vervolgens vraagt de heer **Dekker (VEB)** of **de Voorzitter** het efficiency voordeel kan kwantificeren dat Nutreco dit jaar denkt te halen. De volgende vraag ziet op de sluiting van enkele fabrieken die plaats hebben gevonden of nog zullen vinden. Kunt u dat specificeren? Het is de heer **Dekker (VEB)** opgevallen dat er nogal een stijging is bij Agriculture in het gemiddeld gewogen geïnvesteerd vermogen. Zo'n stijging zou hij begrijpen in Aquaculture vanwege de grotere visstand waar jaren doorloop in zit, maar bij Agriculture komt dat voor de heer **Dekker (VEB)** meer als een verrassing. De heer **Dekker (VEB)** heeft de gemiddeld gewogen geïnvesteerde vermogens bij elkaar opgeteld en volgens hem spoort deze uitkomst niet met het netto geïnvesteerde vermogen op bladzijde 3.

De Voorzitter vraagt de heer **Dekker (VEB)** waar de stijging van het gemiddeld geïnvesteerde vermogen staat, op welke bladzijde. De heer **Dekker (VEB)** geeft aan dat het staat op bladzijde 27 voor wat betreft Agriculture en op bladzijde 20 voor wat betreft Aquaculture. Bij Agriculture is het vermogen 30% omhoog, bij Aquaculture is dit 15% omhoog, dus als die twee bij elkaar opgeteld worden kan er een sterke stijging gesignaleerd worden. De kerncijfers op bladzijde 3 geven echter een terugloop aan bij het netto geïnvesteerd vermogen. De vraag van de heer **Dekker (VEB)** is dan ook hoe dit kan. De heer **Dekker (VEB)** heeft tenslotte nog een laatste vraag. Komt Nutreco nu inderdaad met kabeljauw op de markt in 2004?

De Voorzitter geeft het woord aan de heer **Dekker** voor het beantwoorden van de vragen.

De heer **Dekker** stelt dat 14,1 miljoen is gelabeld en op dit moment wordt doorgevoerd. Dit gebeurt in goed overleg met de externe accountant. Voor wat betreft de overige plannen, zal er elke keer gekeken worden of de maatregelen van dit moment voldoende zijn gelet op de huidige economische situatie. Er is overal sprake van margedruk en er is uitval aan de kant van de consumentenvraag. In de tweede helft van het jaar zal er goed gekeken worden naar de procedures. Dit betekent dat er met alle belanghebbenden, in de eerste plaats met de werknemers, en de lokale vakbonden wordt gesproken. Daarna zal de publiciteit gezocht worden.

Vervolgens beantwoordt de heer **Dekker** de vraag met betrekking tot de kwantificering van efficiencyvoordelen. De heer **Dekker** stelt dat Nutreco een decentraal bedrijf is met 120 werkmaatschappijen. De targets worden per werkmaatschappij gemeten. Aan de ene kant worden voordelen bereikt door het verlagen van de kosten, aan de andere kant is er altijd de margedruk. De heer **Dekker** vindt het noemen van een getal hierdoor vrij gevaarlijk.

Vervolgens vraagt de heer **Dekker (VEB)** of hij toch wil proberen om een getal te noemen in een bepaalde orde van grootte. Dit om een indruk te krijgen wat voor tegenwicht Nutreco geeft aan dit gekwantificeerde getal. De heer **Dekker (VEB)** is ervan overtuigd dat dit nauwkeurig wordt bijgehouden door Nutreco.

De heer **Dekker** geeft als antwoord dat Nutreco de kwantificering van efficiencyvoordelen net zo behandelt als acquisities. Er wordt heel goed gekeken naar de pay-back en naar het rendement.

De heer **Dekker (VEB)** vraagt vervolgens door en vraagt of er tegenover de 14 miljoen, 10 miljoen besparingen staan. De vraag is of daar nog iets over gezegd kan worden.

De heer **Dekker** geeft aan dat de investeringen niet zijn in die orde van grootte zoals de heer **Dekker (VEB)** die net aangaf.

De Voorzitter geeft het woord aan de heer **Van Rijn** voor het beantwoorden van de vragen over het gemiddeld geïnvesteerd vermogen van Aqua en Agri.

De heer **Van Rijn** verwijst naar pagina 54, hier staan de standen per 31 december van het jaar. Bij Agriculture zijn er in 2001 een aantal acquisities gedaan, hierdoor is het gemiddelde lager in 2001 dan aan het eind van het jaar. Dit gemiddelde staat op pagina 27. Bovendien hebben sommige activiteiten seizoenseffecten. Hierdoor kan er gedurende een bepaalde periode van het jaar een hoger dan wel een lager geïnvesteerd vermogen zijn dan op de balansdatum op 31 december het geval is.

De heer **Dekker (VEB)** vraagt nogmaals waarom het gemiddeld geïnvesteerd vermogen van Agriculture zo omhoog is gegaan. Hij vindt dit van belang omdat het gewogen gemiddelde het getal is waar de interest over betaald wordt.

De heer **Van Rijn** antwoordt dat Nutreco in 2001 een paar grote acquisities heeft gedaan, bijvoorbeeld in Amerika. Dit veroorzaakt het effect.

De Voorzitter geeft het woord aan de heer **Den Bieman** voor het beantwoorden van de vragen met betrekking tot de kabeljauw. De heer **Den Bieman** stelt dat Nutreco op dit moment al kabeljauw in Frankrijk verkoopt. De verwachting is dat in 2004 ongeveer 500 ton kabeljauw geoogst zal worden. In 2004 zal kabeljauw dus substantieel op de markt komen. De heer **Dekker (VEB)** bedankt de heer **Den Bieman** voor dit antwoord en vindt dit antwoord zeer bemoedigend.

De Voorzitter geeft het woord aan de heer **Van Ruiten** uit Helmond. De heer **Van Ruiten** merkt op dat uit bladzijde 65 blijkt dat het aandelenbezit van de bestuursleden in één jaar met circa twee/derde is afgenomen. De vraag van de heer **Van Ruiten** is of hier bijzondere omstandigheden voor zijn aan te wijzen.

De Voorzitter geeft het woord aan de heer **Dekker.** De heer **Dekker** dankt de heer **Van Ruiten** voor zijn vraag. De Raad van Bestuur heeft de beslissing genomen om zowel de aandelen als alle opties in discretionair beheer te geven. Zowel de oude als de nieuwe leden, de heer **C. van Rijn** en de heer **J.B. Steinemann**, hebben zich hierbij aangesloten. Eens per jaar is er de mogelijkheid gedurende één week instructies te geven voor het hele jaar.

De Voorzitter geeft het woord aan de heer **Sandee.** De heer **Sandee** heeft een vraag over de pensioenlasten. De heer **Sandee** merkt op dat er het afgelopen jaar al het een en ander ten laste van de resultatenrekening is gebracht. De beurskoersen hebben zich iets hersteld maar de verwachtingen zijn niet erg hoog.

De vraag luidt dan ook wat er te verwachten valt van de pensioenlasten aan het einde van dit jaar en worden er ook in dit verband maatregelen genomen? Gaat Nutreco van een eindloonstelsel naar een middelloonstelsel, of gaat Nutreco de pensioenpremie voor het personeel verhogen? De heer **Sandee** stelt dat het toch om vrij omvangrijke bedragen gaat en dat hij hier graag een antwoord op wil.

De Voorzitter dankt de heer **Sandee** voor de vraag. Hij stelt dat er in de introductie al wat over pensioenlasten is gezegd. **De Voorzitter** vraagt aan de heer **Dekker** of hij misschien nog het een en ander wil toevoegen.

De heer **Dekker** stelt duidelijk dat problemen van de pensioenlasten voortdurend de aandacht van Nutreco hebben. Niet alleen in Nederland, maar met name ook in Engeland. Het heeft betrekking op ongeveer 25% van de werknemers. In landen als Chili en Spanje speelt dit probleem niet want daar zijn staatspensioenen. De maatregelen die de heer **Sandee** voorstelt zijn overwogen door Nutreco. Nutreco is twee jaar geleden al overgegaan van een eindloonsysteem naar een middelloonsysteem. Ook hebben er forse premieverhogingen plaatsgevonden. Helaas heeft Nutreco voor dit jaar ook de indexatie moeten stoppen. Er wordt dus actief naar dit probleem gekeken en er worden ook de nodige maatregelen genomen. De discussie over de verschillende methodieken wordt nauwkeurig gevolgd. Nutreco probeert de geweldige downside af te dekken en probeert de zichtbaarheid van de invloed van de volatiliteit voor de toekomst zo gering en zo duidelijk mogelijk te maken. **De Voorzitter** vraagt of de heer **Van Rijn** hier nog iets aan heeft toe te voegen.

De heer **Van Rijn** stelt dat Nutreco 13.500 medewerkers heeft, waarvan ongeveer 50% een pensioen heeft zoals wij dat in West Europa kennen. In Spanje en Chili zit het pensioen in het totale sociale verzekeringspakket. Een aantal medewerkers is aangesloten bij een bedrijfspensioenfonds, andere zijn betrokken bij een defined benefit contribution programma. Dus die vallen ook niet onder de pensioenproblematiek. 20% van de werknemers is aangesloten bij een bedrijfspensioenfonds, dat zijn mensen in West Europa, Engeland, Ierland en Nederland. Dit zijn dus de duurder betaalde mensen. Op dit moment worden er allerlei mogelijkheden aangeboden om het risico van de fluctuaties en de volatiliteit te beperken. Nutreco is bezig met het onderzoeken van de verschillende oplossingen. Nutreco probeert een zo goed mogelijke oplossing te vinden voor de pensioenproblematiek.

Omdat er geen verdere vragen zijn constateert **de Voorzitter** dat de jaarrekening door de vergadering wordt vastgesteld.

3.2 Dividendvaststelling

Na reservering en na uitkering van het dividend op de cumulatief preferente aandelen A overeenkomstig artikel 27 van de statuten, is als dividend op de gewone aandelen beschikbaar 67 Eurocent per aandeel. Dit komt overeen met een dividenduitkering van 35% over het in de periode 1 januari tot en met 31 december 2002 gerealiseerde netto resultaat, toekomende aan houders van gewone aandelen, van 63,5 miljoen Euro. Na aftrek van het in september 2002 uitgekeerde interim-dividend van 28 Eurocent bedraagt het slotdividend 39 Eurocent per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend naar keuze van de aandeelhouders geheel of gedeeltelijk, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren. Hoewel de fiscale hervorming in Nederland deze keuze voor Nederlandse aandeelhouders minder aantrekkelijk heeft gemaakt, heeft de ervaring van de vorige jaren aangetoond dat het behoud van deze keuzemogelijkheid door een belangrijk deel van de aandeelhouders duidelijk op prijs werd gesteld. De voor stockdividend te leveren aandelen zullen via de beurs worden ingekocht.

Anders dan voorheen het geval was en gevolg gevend aan de duidelijke wens van deze vergadering en na consultatie van onder meer de beurs, is besloten dat de verhouding tussen de waarde van het dividendrecht en het contante dividend door de Raad van Bestuur na beurs zou worden vastgesteld op basis van de slotkoers van vandaag. De waarde van het stockdividend zal, een mogelijk afrondingsverschil daargelaten, gelijk zijn aan het cashdividend. De te volgen procedure en de termijn waarin de keuze gemaakt dient te worden tussen uitkering in contanten en uitkering in de vorm van gewone aandelen in het kapitaal zal maandag worden gepubliceerd in de dagbladen waarin tevens de oproeping van deze vergadering werd geadverteerd en kan eveneens geraadpleegd worden op de internetsite van Nutreco. Omdat er op dit agendapunt geen vragen zijn stelt **de Voorzitter** vast dat het dividend over 2002 door de vergadering is vastgesteld.

3.3 Decharge van de Raad van Bestuur voor het gevoerde beleid en van de Raad van Commissarissen voor het uitgeoefende toezicht

Conform de statuten wordt gevraagd decharge te verlenen aan de Raad van Commissarissen voor het in 2002 uitgeoefende toezicht en aan de Raad van Bestuur voor het in 2002 gevoerde beleid. **De Voorzitter** vraagt of er op dit laatste onderdeel van het agendapunt 3.3, met name de decharge, vragen zijn van aandeelhouders.

Omdat er op dit punt geen vragen van aandeelhouders zijn constateert **de Voorzitter** dat de vergadering geen bezwaar heeft tegen de decharge van de Raad van Bestuur voor het gevoerde beleid in het boekjaar 2002 en van de Raad van Commissarissen voor het uitgeoefende toezicht in het boekjaar 2002. **De Voorzitter** stelt derhalve vast dat de vergadering decharge verleent. Hij dankt hier de vergadering voor.

4. **Benoeming van KPMG Accountants N.V. als externe accountant**

Voorgesteld wordt KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend op de jaarlijkse Algemene Vergadering van 2004. Zoals in de toelichting omschreven staat is KPMG Accountants N.V. de externe accountant van de Vennootschap sinds haar oprichting in 1994. In navolging van Europese en Nederlandse regelgeving ten aanzien van de onafhankelijkheid van de accountant heeft KPMG Accountants N.V. het beleid om de partner, die haar voor de controlewerkzaamheden bij de Vennootschap vertegenwoordigt, periodiek te rouleren. Begin 2003 is de heer **C. van den Boogert** vervangen door de heer **R. Kreukniet**, eveneens partner. Het Audit Committee, de voltallige Raad van Commissarissen en de Raad van Bestuur hebben zich ervan vergewist dat de heer **Kreukniet** de senioriteit en ervaring heeft die wenselijk zijn voor deze functie. Namens de Raad van Commissarissen en de Raad van Bestuur wil **de Voorzitter** graag de heer **Van den Boogert** bedanken voor de gedegenheid waarmee hij namens KPMG Accountants N.V. de controlewerkzaamheden in het verleden heeft geleid en wil hij de heer **Kreukniet** als nieuwe vertegenwoordiger verwelkomen.

De Voorzitter vraagt of er over de benoeming van KPMG Accountants N.V. als externe accountant van de Vennootschap vragen zijn. Omdat er op dit agendapunt geen vragen zijn stelt **de Voorzitter** vast dat de vergadering geen bezwaren heeft tegen de benoeming van KPMG als externe accountant voor een periode eindigend op de jaarlijkse Algemene Vergadering van Aandeelhouders van 2004. **De Voorzitter** dankt hiervoor de vergadering.

5. **Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap voor de duur van 18 maanden**

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd om de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen, tot het verlenen van rechten tot het nemen van aandelen en tot het beperken of uitsluiten van voorkeursrechten van aandeelhouders. De bevoegdheid geldt voor alle niet-uitgegeven aandelen.

De duur van de gevraagde machtiging is 18 maanden, beginnend na de goedkeuring van het voorstel. **De Voorzitter** vraagt de vergadering of er op dit agendapunt nog vragen zijn.

De heer **Mourits**, vertegenwoordiger van een aantal beleggers, stemt tegen de voorgestelde machtiging met 815.550 stemmen.

De heer **Russ**, vertegenwoordiger van een aantal buitenlandse beleggers, stemt tegen met 46.265 stemmen.

Aangezien er verder geen vragen of tegenstemmers zijn constateert **de Voorzitter** dat de meerderheid van de vergadering de machtiging verleent aan de Raad van Bestuur tot het uitgeven van aandelen voor een duur van 18 maanden.

6. **Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden**

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om voor een periode van 18 maanden na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen tegen een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam gehouden effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging.

Artikel 98, Boek 2 van het Burgerlijk Wetboek, waarnaar verwezen wordt, bevat een aantal voorwaarden waaraan het eigen vermogen van de Vennootschap dient te voldoen bij inkoop van eigen aandelen. Op basis van de zojuist vastgestelde jaarrekening is aan deze voorwaarden heden alleszins voldaan.

Volgens artikel 29.1.c van de statuten is deze machtiging onderworpen aan de voorafgaande goedkeuring van de houders van cumulatief preferente aandelen A. **De Voorzitter** bevestigt dat de houders van deze aandelen hebben ingestemd met de voorgestelde machtiging. Omdat er geen vragen zijn met betrekking tot dit agendapunt stelt **de Voorzitter** vast dat de voorgestelde machtiging is verleend.

7. Mededeling van de Raad van Commissarissen betreffende:

7.1 Het periodiek aftreden van een commissaris en zijn voordracht tot herbenoeming

Dit onderdeel van agendapunt 7 handelt over het aftreden van **de Voorzitter** als commissaris, omdat de termijn van 4 jaar afloopt op deze Algemene Vergadering. **De Voorzitter** heeft de Raad van Commissarissen medegedeeld dat hij zich voor een nieuwe termijn van 4 jaar herbenoembaar stelt en de Raad van Commissarissen heeft besloten een niet-bindend voorstel aan deze vergadering te maken om **de Voorzitter** te herbenoemen. Voorts deelt **de Voorzitter** mee, dat bij aanname van dit voorstel, de Raad van Commissarissen het voornemen heeft om hem opnieuw als voorzitter te verkiezen.

De toelichting tot dit agendapunt vermeldt de gegevens van **de Voorzitter** als bedoeld in artikel 142 lid 3, Boek 2 van het Burgerlijk Wetboek, alsmede de reden waarom de Raad van Commissarissen hem wenst te herbenoemen. **De Voorzitter** vraagt of er nog vragen zijn.

De Voorzitter verleent het woord aan de heer **Dekker (VEB)**. De heer **Dekker (VEB)** vraagt zich af of de Raad van Commissarissen bij potentiële herbenoeming zich oriënteert op het functioneren van een commissaris buiten de eigen onderneming, in een andere onderneming.

De Voorzitter antwoordt hierop dat dit natuurlijk ook aan de orde is geweest. De herbenoeming van iedere commissaris heeft ook te maken met hoe deze commissaris zich opstelt en hoe hij op andere plaatsen functioneert. Dit is dus ongetwijfeld meegenomen bij de beslissing.

Vervolgens wil de heer **Dekker (VEB)** weten wanneer de laatste Raad van Commissarissen vergadering geweest is. **De Voorzitter** antwoordt dat die vanmorgen nog is geweest. De heer **Dekker (VEB)** vindt dit interessant.

De Voorzitter stelt vast dat er verder geen vragen meer zijn met betrekking tot dit onderdeel van agendapunt 7 en stelt vast dat de vergadering de herbenoeming heeft goedgekeurd.

7.2. Het aftreden van een commissaris

Conform de aanbevelingen van de Commissie Corporate Governance werd in 1997 een rooster van aftreden ingevoerd. Volgens dit rooster treedt de heer **Galán** op deze Algemene Vergadering af. In verband met zijn drukke werkzaamheden als CEO van Iberdrola heeft de heer **Galán** de Raad van Commissarissen medegedeeld zich niet herbenoembaar te stellen. Namens de Raad van Commissarissen en de Raad van Bestuur wenst **de Voorzitter** de heer **Galán** oprecht te danken voor de bijdrage aan de goede werking van de Raad van Commissarissen die zijn collega's en hijzelf als bijzonder waardevol hebben ervaren.

De Raad van Commissarissen en de Raad van Bestuur hebben in onderling overleg een profielschets opgesteld voor een opvolger voor de heer **Galán**. De heer **J.M. de Jong**, voormalig lid van de Raad van Bestuur van de ABN AMRO Bank, werd bereid gevonden de functie van commissaris bij de Vennootschap op zich te nemen. Omdat de agenda van deze vergadering reeds was gepubliceerd, was het wettelijk niet meer mogelijk de benoeming van de heer **De Jong** op deze vergadering te laten plaatsvinden. Hiervoor zal een Buitengewone Vergadering van Aandeelhouders worden georganiseerd, waarschijnlijk in augustus of september.

8. Mededelingen en rondvraag

De Voorzitter herinnert de vergadering er aan dat bij de informatiebalie de vergadergerechtigden onder meer een kaart in ontvangst konden nemen waarop kan worden aangegeven of toezending gewenst is van onder andere de notulen van deze vergadering. **De Voorzitter** nodigt de vergadering uit deze kaart ingevuld aan de informatiebalie af te geven of op te sturen aan de Vennootschap en vraagt of er nog aandeelhouders zijn die het woord wensen te nemen.

De Voorzitter geeft het woord aan de heer **Van Ruiten** uit Helmond. De heer **Van Ruiten** geeft aan een formulier te hebben ontvangen van het Communicatiekanaal Aandeelhouders. De heer **Van Ruiten** vraagt zich af in hoeverre Nutreco gebruik maakt van dit Communicatiekanaal Aandeelhouders. Ook vraagt hij zich af in hoeverre het voor en tegen stemmen gebruikt wordt. De tweede vraag van de heer **Van Ruiten** ziet op de rol van Professor Hummels. De heer **Van Ruiten** stelt dat de heer Hummels verbonden is aan de universiteit Nyenrode en aan ING. De heer **Van Ruiten** vraagt zich af wat de universiteit Nyenrode en ING te maken heeft met voeding, Agriculture, Aquaculture en milieu.

De Voorzitter geeft aan dat het Communicatiekanaal een proef is die loopt bij een aantal bedrijven. Dit is een vrij kostbare proef. Nutreco doet hier niet aan mee. Het is wel zo dat iedereen een machtiging kan opgeven maar niet via het Communicatiekanaal. Totdat deze proef een definitieve evaluatie zal krijgen doet Nutreco het op de manier zoals het tot nu toe is gegaan, daar is Nutreco best tevreden mee.

De Voorzitter geeft het woord aan de heer **Dekker**. De heer **Dekker** geeft antwoord op de vraag over de Adviesraad. De heer **Dekker** geeft aan dat hij het al eerder gehad heeft over maatschappelijk verantwoord ondernemen. Vorig jaar is Nutreco begonnen met een Adviesraad rond voedselveiligheid issues en maatschappelijk verantwoord ondernemen. In deze Adviesraad zit een aantal zeer gerenommeerde experts. Op het gebied van dierenwelzijn is daar Prof.Dr. D.M. Broom, wereldwijd expert in dierenwelzijn, verbonden aan de Cambridge Universiteit. Vervolgens is er Prof.Dr.Ir. A.A. Dijkhuizen, Voorzitter van de Raad van Bestuur van Universiteit Wageningen. Dan zijn er nog Prof.Dr. J.G.A. Hautvast, Algemeen Direkteur Wageningen Centre for Food Science, en Prof.Dr. G.J.A. Hummels, Professor Duurzaam Beleggen Universiteit Nyenrode. De heer Hummels is buitengewoon hoogleraar aan de Universiteit van Nyenrode op het vakgebied van maatschappelijk verantwoord ondernemen, daarnaast is hij hoofd duurzaam beleggen bij ING. Dit geeft hem veel competenties rond al deze issues van maatschappelijk verantwoord ondernemen. Nutreco is dan ook zeer blij met deze prestigieuze namen die fungeren als een Adviesraad.

De Voorzitter geeft het woord aan de heer **Arens** uit Hilversum. De heer **Arens** wil graag de Raad van Commissarissen, de Raad van Bestuur, de corporate staff, Nutreco Aquaculture en Nutreco Agriculture bedanken voor hun inzet in het afgelopen jaar 2002. De heer **Arens** vraagt of de jaargegevens opgeschreven kunnen worden in een andere kleur zodat dit beter is voor de leesbaarheid. **De Voorzitter** dankt de heer **Arens** voor de vriendelijke woorden en neemt de opmerking mee.

De Voorzitter geeft het woord aan de heer **Jansen**. De heer **Jansen** wil als eerste zijn adhesie betuigen aan de opmerking van de heer **Arens** wat betreft de leesbaarheid van de donkere bladen. Hij vindt dat het prettiger zou lezen als het witte bladen zouden zijn met zwarte letters. De tweede vraag van de heer **Jansen** is naar aanleiding van de vogelpestsituatie. De heer **Jansen** stelt dat er veel narigheid is geweest met de fabrieksmatige varkensfokkerij en de grote aantallen koeien in Nederland en nu met een veel te groot aantal kippen. De heer **Jansen** vroeg zich af of dit met zich mee zou kunnen brengen dat daar van overheidswege zware beperkingen aan worden gesteld. Zou dit betekenen dat Nutreco met zijn agriproductie misschien te hoog zit. De heer **Jansen** zou graag willen weten wat de heer **Dekker** daarvan denkt.

De Voorzitter geeft het woord aan de heer **Dekker**. De heer **Dekker** stelt dat er een groot expert aan de tafel zit die graag over Nederlandse agriproductie praat. De heer **Dekker** geeft het woord aan de heer **Steinemann**.

De heer **Steinemann** stelt dat de varkensstapel in Nederland afneemt. Verleden jaar bijvoorbeeld is die afgenomen met 16%. Het jaar daarvoor met 10%. Nutreco gaat er van uit dat de varkensstapel dit jaar weer met 10% zal afnemen. Dit komt onder andere doordat de overheid varkenshouders uitkoopt. Vanuit het gezichtspunt van de overheid wordt de veestapel te dicht. Ook speelt de Aviaire Influenza op dit moment een rol. Hierdoor zal de hele pluimveeketen geherstructureerd worden, zowel voor farming als voor verwerking. Nutreco gaat er van uit dat 25% van de pluimveestapel in Nederland door Aviaire Influenza helaas moet worden afgeslacht. Ook gaat Nutreco er van uit dat die 25% niet meer wordt aangevuld. Wat betekent dit voor Nutreco? Absoluut gezien zou dit kunnen betekenen dat er minder vraag komt voor voerproducten en premixen en minder vraag naar kippen om ze te kunnen verwerken. Absoluut gezien is dit juist. Aan de andere kant denkt Nutreco ook een kans te hebben in de veranderde markt. Nutreco voelt zich hier gerust bij. Nutreco voelt zich ook gerust ten opzichte van de competitors. Nutreco denkt heel efficiënte producten te kunnen produceren. Het is dus zeker een dreiging maar Nutreco is positief ingesteld. Bovendien zit Nutreco niet alleen in Nederland maar ook in België en is heel groot in Spanje. Maar dit maakt het allemaal niet minder spannend.

De Voorzitter geeft het woord aan de heer **Dekker** om in te gaan op de vraag over de overheid. De heer **Dekker** denkt dat de heer **Jansen** ook refereert aan het maatschappelijk draagvlak dat aan het afbrokkelen is voor de intensieve dierhouderij. In Nederland ziet de intensieve veehouderij er precies hetzelfde uit als elders op de wereld. Alleen Nederland is een klein land. Hierdoor zijn de gevolgen van bijvoorbeeld de vogelpest vele malen groter in een land als Nederland dan bijvoorbeeld in een land als Amerika. In Amerika is het veel makkelijker om grote gebieden dagen lang af te sluiten.

In Nederland gaat dat niet vanwege het feit dat Nederland dichtbevolkt is. Er loopt op dit moment een discussie, ook met politici. De politiek is een heel belangrijke stakeholder in de business van Nutreco, zowel Den Haag als Brussel. Door middel van een dialoog zal er daadwerkelijk verandering moeten komen. De heer **Dekker** meent dat er geen angst moet zijn voor het veranderen van bepaalde dingen. Hij denkt dat Nederland en Nederlandse boeren, die tot de beste in de wereld behoren, altijd een manier zullen vinden om aan een zeer kritische consument een ander soort product te leveren. De grote uitdaging is om van massaproductie te komen tot duurzame specialiteiten. Er is een groot verschil tussen de burger en de consument. De burger wil dat de dieren meer ruimte hebben, maar als die burger in de supermarkt staat gaat hij voor de laagst geprijsde producten. Dit is een van de dilemma's waar we in Nederland en in Europa voor staan, hier zal een uitweg gezocht moeten worden. De boeren worden geconfronteerd met steeds meer eisen en hogere kosten en die zullen ook een acceptabele prijs voor hun product moeten krijgen. Dit is een uitdaging waar Nutreco ook graag haar steentje aan bijdraagt.

De Voorzitter stelt dat dit inderdaad een onderwerp is waar Nutreco veel mee bezig is. In de vergaderingen wordt er iedere keer weer aandacht aan gegeven.

De Voorzitter geeft het woord aan de heer **Hagen** uit Driebergen. De heer **Hagen** heeft een vraag over bladzijde 4 van het jaarverslag. De heer **Hagen** wil graag weten wie de informatie over het Nutreco aandeel verschaft en of daar kosten aan verbonden zijn. Het tweede punt van de heer **Hagen** is dat op bladzijde 74 en 75 van het jaarverslag bij de leden van de Raad van Commissarissen de nationaliteit wordt vermeld en dat dit bij de overige personen wordt weggelaten. Naar zijn idee zou bij iedereen de nationaliteit vermeld moeten worden. Als laatste vermeldt de heer **Hagen** dat hij in het jaarverslag niet kan opmaken bij wie hij zich moet melden voor Investor Relations.

De Voorzitter geeft antwoord op de vraag over de nationaliteit. **De Voorzitter** vindt ook dat er de volgende keer achter elke naam een nationaliteit vermeld moet worden. In het volgende jaarverslag zal hier rekening mee worden gehouden. Vervolgens stelt **de Voorzitter** met betrekking tot de Investor Relations dat dit staat vermeld op bladzijde 75 rechtsboven. De naam van de heer Pullens wordt genoemd en daar achter staat Manager Investor Relations. Ook staat er een telefoonnummer en een faxnummer bij vermeld. De heer **Hagen** had problemen met de bereikbaarheid, **de Voorzitter** belooft hier navraag naar te zullen doen.

Vervolgens verleent **de Voorzitter** het woord aan de heer **Dekker**. Deze stelt dat de informatie die staat op bladzijde 4 voornamelijk uit de eigen databases komt. Nutreco probeert deze goed bij te houden. Dit kost dus niet zo veel. Verder hebben banken ook vrij veel informatie. En Nutreco doet heel veel aan Investor Relations. Per half jaar wordt er ongeveer met meer dan 100 investeerders gepraat en aan het eind van elk gesprek wordt er gevraagd bent u aandeelhouder en wat is de mutatie geweest?

De Voorzitter geeft het woord aan de heer **Timmerman**, woonachtig in Engeland. De heer **Timmerman** stelt dat er in Engeland een hevige discussie gaande is over het beheersen van de pensioenrechten en de pensioenkosten. De vraag is of het laatste jaarsalaris als basis wordt genomen of de laatste vijf jaar, of de laatste drie jaar? Hoe zit dit in Nederland?

De Voorzitter geeft het woord aan de heer **Dekker**. De heer **Dekker** stelt dat Nutreco in Nederland twee jaar geleden over is gegaan naar een middelloonsysteem, dus niet meer het laatste loon als basis heeft. De discussie in Nederland is exact hetzelfde als in Engeland. Nutreco heeft ook ongeveer 1.000 werknemers in Engeland, met name in Schotland. Die discussies zijn niet zoveel anders dan in Nederland.

De Voorzitter geeft het woord aan de heer **Dekker (VEB)**. De heer **Dekker (VEB)** vindt het social and environmental verslag een prima verslag. Hij zou willen vragen of het mogelijk is de hoofdconclusies ook in het normale jaarverslag op te nemen. De heer **Dekker (VEB)** heeft niets kunnen terugvinden in het milieuverslag met betrekking tot de recalls, terwijl er toch min of meer beloofd was hier iets over te zeggen.

Vervolgens vraagt de heer **Dekker (VEB)** wanneer de kwartaalcijfers verwacht kunnen worden. De laatste vraag betreft de condities van de banklening van 741 miljoen. Zijn deze nog aangescherpt dit jaar? Wanneer er een mogelijke afwaardering van goodwill zal komen in de tweede helft van dit jaar, heeft dat dan invloed op de condities van deze banklening?

De Voorzitter vindt het idee van de hoofdlijnen in het jaarverslag goed. Hij stelt dat hij de suggestie zal meenemen. Vervolgens geeft **de Voorzitter** het woord aan de heer **Dekker**. De heer **Dekker** stelt dat ook is overwogen om een samenvatting van de hoofdpunten in vijf talen beschikbaar te stellen. Zowel via internet als actief in de bedrijven. Er is discussie geweest over de vraag of het hele rapport in vijf talen beschikbaar moest worden gesteld. Dit doen we niet. Er is geprobeerd de omvang van de boekwerken terug te brengen. Vorig jaar heeft de heer **Dekker (VEB)** een vraag gesteld over recalls. Toen kon de heer **Dekker** zeggen dat de heer **Dekker (VEB)** daar gelijk in had.

In 2001 heeft Nutreco geen recalls gehad. In 2002 is het systeem weer getest met betrekking tot de MPA-affaire. De totale kosten voor Nutreco zijn onder de 200.000 Euro gebleven, terwijl industriecijfers zeggen dat er over de 100.000.000 Euro schade geweest moest zijn. De heer **Dekker** zegt het jammer te vinden dat Nutreco hierbij betrokken was. Helemaal omdat Nutreco eigen silo's op dat bedrijf had staan, met alle garanties. De risico's zijn niet nihil, maar de heer **Dekker** is blij dat die impact zo gering is gebleven omdat Nutreco de systemen op zijn plaats had staan. Nutreco zal kijken wat het met de recall en de cijfers daarvan verder zal doen, maar tot op heden zijn er zeer beperkte recalls gebleken.
Voor wat betreft NuTrace denkt de heer **Dekker** dat het een goede suggestie is dat daar wordt geprobeerd te meten en te communiceren.

Vervolgens komt de heer **Dekker** tot behandeling van de vraag over de kwartaalcijfers. De heer **Dekker** stelt dat hij hetzelfde antwoord moet geven als vorig jaar. Op termijn zullen de kwartaalcijfers er moeten komen. Aan de andere kant is Nutreco een business met veel seizoensinvloeden en er is een overgang naar IAS.

De heer **Dekker (VEB)** vindt dit een onbevredigend antwoord. Hij zou het prettig vinden om eens een termijn van planning te horen. De heer **Van Rijn** stelt dat Nutreco bezig is met de voorbereiding om in 2005 heel goed kwartaalcijfers te kunnen presenteren met daarbij de vergelijkende cijfers. Er wordt dus niet gewacht tot het laatste moment, alle voorbereidingen zijn in gang gezet.

De Voorzitter geeft het woord aan de heer **Swinkels** uit Erp. De eerste vraag van de heer **Swinkels** is of Nutreco iets kan betekenen in de situatie van de vogelpest. Wat is het vermogen van Nutreco om iets te doen op het gebied van activiteiten of fondsenwerving. De tweede vraag van de heer **Swinkels** ziet op de beloningsstructuur zoals die binnen Nutreco geldt. De heer **Swinkels** vraagt wat **de Voorzitter** als voorzitter van de Raad van Commissarissen er van zou vinden om het voorstel van de beloningsstructuur, de heer **Swinkels** denkt hierbij aan een optieregeling zoals die hier gehanteerd wordt, ter goedkeuring voor te leggen aan de aandeelhoudersvergadering.

De Voorzitter stelt dat in het jaarverslag uitgebreid wordt verteld hoe de optieregeling in elkaar zit, wat de doelstellingen zijn en wat de voorwaarden zijn. Het lijkt **de Voorzitter** moeilijk om hierover op een jaarvergadering in discussie te gaan. **De Voorzitter** vervolgt dat de opmerking van de heer **Swinkels** wordt genotuleerd en er zal rekening mee worden gehouden met het instellen van de optieregeling voor volgend jaar. Een goedkeuringsregeling ten aanzien van dit onderwerp lijkt **de Voorzitter** toch een beetje ingewikkeld.

De heer **Dekker** geeft antwoord op de vraag over de rol van Nutreco met betrekking tot de vogelpestsituatie. De heer **Dekker** stelt dat Nutreco een integraal onderdeel is van de hele industrie. Nutreco is dagelijks bezig met het verschaffen van informatie naar de dealers toe en ook naar de klanten toe. Nutreco draagt hier absoluut haar steentje bij.

De heer **Steinemann** vervolgt dat landbouw en de verwerkende industrie horen bij Nederland. Hij stelt dat Nutreco meewerkt aan verschillende projecten die zijn ingezet door bijvoorbeeld de Universiteit van Wageningen over de toekomst van de pluimveesector. Nutreco speelt hier met haar kennis een belangrijke rol. Nutreco probeert dagelijks de informatie up to date te houden. Ook praat Nutreco mee in Den Haag om goed gefundeerde informatie te geven waarop Den Haag kan bouwen. Er wordt daar dus door Nutreco behoorlijk energie ingestoken.

Vervolgens wil de heer **Swinkels** toch nog terugkomen op de beloningsstructuur. **De Voorzitter** stelt nogmaals dat in het jaarverslag uitgebreid verantwoording wordt afgelegd over de optieregeling, de doelstellingen en de vereisten om in aanmerking te kunnen komen voor een toekenning van de opties.

De heer **Kleijnen** geeft aan dat hij de Vergadering van Aandeelhouders niet de plaats vindt om te praten over de optieregeling en de beloningregeling van de Raad van Bestuur. De informatie die verstrekt wordt over dit onderwerp vindt de heer **Kleijnen** ruim voldoende. Bovendien stelt de heer **Kleijen** dat wie vandaag aandeelhouder is dat niet volgend jaar nog hoeft te zijn. Het spreken over dit soort zaken is dan ook niet op zijn plaats. **De Voorzitter** dankt de heer **Kleijnen** voor zijn opmerking.

De Voorzitter geeft het woord aan de heer **Dekker (VEB)**. De heer **Dekker (VEB)** stelt dat de beantwoording van de vragen over de (bank)condities net over het hoofd is gezien. De vraag luidde of de condities veranderen wanneer er een significante afboeking van de goodwill ontstaat. **De Voorzitter** geeft het woord aan de heer **Van Rijn**.

De heer **Van Rijn** stelt dat de bankcondities niet verbonden zijn aan goodwillafschrijvingen of aan eigen vermogen, dit zijn andere voorwaarden dan de bankcondities. De voorwaarden zijn niet gewijzigd in het afgelopen jaar.

De Voorzitter constateert dat er geen verdere vragen zijn en wil hierbij alle aanwezigen danken voor hun komst en belangstelling bij de Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. **De Voorzitter** nodigt iedereen uit voor een hapje en een drankje.

9. **Sluiting**

De Voorzitter sluit de vergadering.

R. Zwartendijk
Voorzitter

B. Verwilghen
Secretaris van de Vennootschap

Nutreco - Profiel

- Wereldwijd marktleider in aquaculture
- Een wereldspeler in premix en "young animal feed"
- Europees marktleider in mengvoer
- Een sterke Europese positie in kip- en varkensvlees-verwerking en marketing



EBITA*
200
150
100
50
0
59%
41
71%
29
39%
61%
48%
52%
8%
92%
47%
53%
1H 2000
2000
1H 2001
2001
1h 2002
2002
Aquaculture
Agriculture

nutreco

* exclusief corporate kosten

Nutreco - Strategie

Agriculture

- Leidende rol in consolidatie van de industrie in geselecteerde regio's
- Posities versterken in geselecteerde stadia van de voedselproductieketen
- Geografische expansie

Aquaculture

- Realiseren van autonome groei in de bestaande activiteiten
- Posities versterken in geselecteerde stadia van de voedselproductieketen
- Posities opbouwen in andere vissoorten en nieuwe regio's

nutreco

Nutreco - Actief in drie productiekolommen



Vis
Pluimvee
Varkens
Marketing/ Verwerking
Marketing/ Verwerking
Marketing/ Verwerking
Houderij
Houderij
Houderij
Fokkerij
Fokkerij
Fokkerij
Mengvoer/Visvoer
Premix

Waardecreatie door een gecoördineerde kolomaanpak

- Geselecteerde stadia in de voedselkolom
- Robuuste portfolio
- Internationale spreiding
- Marktleiderschap posities
- Voer en premix 50% van de omzet

■ Nutreco activiteiten

nutreco

Nutreco - Netto-omzet per activiteit



2000
2001
2002
928
851
849
271
402
454
80
82
82
450
758
747
436
488
463
358
569
507
603
685
708
Mengvoer
Premix
Fokkerij
Pluimvee
Varkens
Zalm-kweek
Visvoer

EUR mln

Agriculture	Aquaculture
2000: 2.165	2000: 961
2001: 2.581	2001: 1.254
2002: 2.595	2002: 1.215

nutreco

Nutreco - Resultaten

EUR mln


1999
2000
2001
2002
97
136
177
138
2.601
3.126
3.835
3.810
EBITA
Netto-omzet

In 2002:

Netto-omzet (1%)
- Autonoom (5%)
- Acquisities 4%

EBITA
- Autonoom (25%)
- Acquisities 2%
- Bijzondere posten 1%

nutreco

Nutreco - Nettoresultaat

EUR mln	1999	2000	2001	2002
EBITA	97	136	177	138
Afschrijving goodwill	-	(1)	(13)	(14)
EBIT	97	135	164	124
Financiele baten en lasten	(9)	(13)	(38)	(37)
Effectieve belastingdruk (%)	25,2%	26,5%	24,2%	19,6%
Nettoresultaat	64	91	92	68
Nettowinst voor houders gewone aandelen	60	86	87	63

nutreco

Nutreco - Kerncijfers per aandeel

	2001	2002	Δ %
Aantal uitstaande gewone aandelen (x1000)	32.660	33.285	2%
Gemiddeld aantal uitstaande gewone aandelen (x1000)	32.589	33.271	2%
Winst per aandeel			
• voor goodwill afschrijving (EUR)	3,06	2,32	(24%)
• na goodwill afschrijving (EUR)	2,67	1,91	(28%)
Dividend per gewoon aandeel (EUR)	0,82	0,67	(18%)
Pay-out	31%	35%	

nutreco

Nutreco - Balans

EUR mln	2001	2002
Vaste activa		
- immateriële	393	392
- materiële	576	552
- financiële	42	46
Voorraden	384	407
Vorderingen	562	580
Liquide middelen	41	32
	1.998	2.009

EUR mln	2001	2002
Eigen Vermogen *	683	734
Aandeel derden	24	23
Voorzieningen	61	45
Latente belastingen	37	33
Langlopende schulden	440	422
Kortlopende schulden		
- *rentedragend*	79	43
- *niet-rentedragend* *	674	709
	1.998	2.009

** aangepassing dividend voor vergelijkingsdoeleinden*

nutreco

Nutreco - Pensioenen

- Tekort in pensioenvoorziening door lage stand beursindices. Verschillen in behandeling per land. P&L impact 2002: EUR 13,8 miljoen gebaseerd op locale regelgeving pensioenfondsen. Nederland: EUR 12,0 miljoen, overige landen: EUR 1,8 miljoen.

- Additioneel tekort in Nederland op basis van 105% regel: EUR 9,0 miljoen per 31 december 2002. Gefinancierd door achtergestelde lening. Geen resultaat effect.

- Additioneel tekort in de overige landen: EUR 20,0 miljoen. Gefinancierd over een periode van 5 tot 10 jaar.

- Verwachte stijging pensioenlast in 2003: EUR 10,0 miljoen in verband met premieverhogingen en dekking van tekorten per 31 december 2002.

- Ontwikkeling beursindices komende jaren is van invloed op toekomstige pensioenlasten.

nutreco

9

Nutreco - Goodwill MH Noorwegen

- Geen goodwill impairment, lange termijn perspectief ongewijzigd Marine Harvest Noorwegen past strategisch in activiteiten

- Huidige marktomstandigheden anders dan aannames gemaakt ten tijde van acquisitie door:
  - sterke NOK
  - minimum import prijzen EU
  - lage zalmprijzen

- Ook in 2003 wordt goodwill onderworpen aan impairment test; de uitkomst zal sterk worden beïnvloed door de ontwikkelingen van de Noorse zalmactiviteiten in 2003

- EUR 150 miljoen goodwill houdt verband met Marine Harvest Noorwegen

nutreco

10

Nutreco Agriculture - Resultaten

EUR mln



1999
2000
2001
2002
47
43
99
81
1.910
2.165
2.581
2.595
EBITA
Netto-omzet

2002

Food businesses:

- Goede resultaten varkensvlees-activiteiten in het bijzonder in value *added producten*
- Zwakke resultaten kipactiviteiten

Feed businesses:

- Sterk *resultaat mengvoer*
- Sterk resultaat in premix en speciaal voer (TN International)
- Breeding continueert uitstekende resultaten

nutreco

Nutreco Agriculture - Acties

Animal nutrition & breeding businesses:

- Consolidatie, rationalisatie en verder opschuiven naar speciaal voer
  - **optimalisatie productie biologisch en paardenvoer**
  - **introductie nieuwe productrange paardenvoer: EQuiral**

EQuiral®

- Premix: globalisatie en realisatie van synergiën
  - **acquisitie van Selko (vult biologische productrange aan)**
  - **constante stroom van innovatieve producten (Greenline concept)**
  - **introductie van één company concept (inkoop, IT, innovatie & marketing)**
  - **meer focus voor B-t-F verkoop (home mixing)**
- Breeding: verdere uitbreiding naar leidende posities
  - ***toename biologische omzet (legkippen en varkens)***
  - **vestiging van structurele basis voor varkens breeding in Amerika**

nutreco

Agriculture - Acties

Food (meat) businesses:

- Meer aandacht voor VAP en merken:
  - **nieuwe producten en verpakkingsconcepten**
  - **versterking van CUK en her-lancering van Pimpollo merk**
- Opzetten van 2 FPP plants (Spanje en Nederland)
- Aanpassing van organisatie in lijn met strategie:
  - **een BG voor kip- en varkensvleesactiviteiten in NW Europe**
  - **versterking van retail & marketing competentie**
  - **introductie categorie management**
- Versterking van Nutreco's innovatie vermogen (ondersteund door een toename van interactie tussen R&D en business activiteiten)
- Streven naar kostleiderschap in basisactiviteiten:
  - **afronden multifunctionele product organisatie HMG**
  - **capaciteits optimalisatie en varkensslachterijen**
  - **volume toename in vers vlees activiteiten (Case Ready Plants)**
  - **productie en klanten optimalisatie in Nederlandse kipactiviteiten**

nutreco

Vogelpest (I)

Status Nederland

- **Overzicht (5 mei 2003): 249 bedrijven besmet, 1086 bedrijven geruimd en 25 miljoen dieren geruimd (+/- 25% van de Nederlandse pluimveepopulatie).**
- **Nederland is onderverdeeld in 3 infectie gebieden (Gelderse Vallei, Beneden Leeuwen en Nederweert) en 8 compartimenten.**
- **Vervoer van pluimvee, voer (voor AI gevoelige bedrijven), mest (van AI dieren en AI gevoelige bedrijven) en eieren is alleen toegestaan binnen de compartimenten.**
- **In de 3 infectie gebieden en in 6 van 8 compartimenten is het verboden om eendagskuikens en broedeieren te vervoeren.**
- **Import en export van levend pluimvee is verboden.**
- **Vervoer van andere diersoorten en producten (varkens, rundvee, melk), indien niet afkomstig van een AI gevoelig bedrijf, is door heel Nederland toegestaan.**

nutreco

Vogelpest (II)

Status België

- Overzicht (5 mei 2003): 8 bedrijven besmet, 75 bedrijven geruimd en 1,8 miljoen dieren geruimd.
- België is ingedeeld in 3 zones (Antwerpen, Limburg en rest van België), waarvoor vergelijkbare maatregelen gelden als in Nederland.
- Import en export van levend pluimvee is verboden.

nutreco

Vogelpest (III)

Invloed op Nutreco bedrijven

- Euribrid (fokkerij): Hybro (vleeskuikens) en HPB (legkippen), beide met hun belangrijkste fokkerij- en productieactiviteiten in Nederland, zijn niet in staat te exporteren. Beide bedrijven zijn in belangrijke mate afhankelijk van de export (> 90 %).
- Pingo Poultry (kipproducten): onbalans in de aanvoer van kippen met het risico van stilstand. Sourcing mogelijkheden, vanuit het Spaanse zusterbedrijf Sada, worden onderzocht.
- Agri Feed Benelux (mengvoer): minder volumes en hogere kosten veroorzaakt door de extra maatregelen in de productie en logistieke organisatie.
- Nutreco verwacht een negatieve invloed van € 5 m tot € 10 m op het operationele resultaat over de eerste helft van het jaar.

nutreco

Nutreco's kwaliteits concept: NUTRACE®

NuTrace is Nutreco's totale aanpak van de kwaliteit van en informatie over de voedselketen gebaseerd op vier pijlers


Customer specific
Optioneel
NuTrace Certified Quality
NuTrace Monitoring
NuTrace Risk Management
NuTrace Tracking & Tracing
Basis

nutreco

Nutreco Aquaculture - Resultaten

EUR mln


1999
2000
2001
2002
58
103
92
72
690
961
1.254
1.215
EBITA
Netto-omzet

2002

Marine Harvest - Salmon:

- Sterk herstel Amerika, Europa teleurstellend met name Noorwegen
- MH Chili uit dumping onderzoek USA
- Reorganisatie Noorwegen
- Meer verkoop van steaks en diepvries produkten

Skretting - Fish feed

- Stabiele voervolumes en marges
- Wereldwijde inkoop

nutreco

Aquaculture "wave of the future"


Global production of seafood (1950 - 2025) (1,000mt)
250,000
200,000
150,000
100,000
50,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1950
1960
1970
1980
1990
2000
2010E
2020E
Wild catch
Aquaculture
World population (bn) (rhs)

- Volgens de FAO, heeft de visvangst haar natuurlijke grenzen bereikt doordat 70% van de oceanen zijn overbevist

- De FAO schat dat de kosten van visserij op wereld-wijde basis zo'n 25% hoger zijn dan de waarde van de vangst.

nutreco

Nutreco - Nieuwe soorten

- Heilbot: in opbouw fase, goede resultaten met de eerste gekweekte heilbot omzet



- Kabeljauw:
  - De kabeljauw Hatchery produceert toenemend aantal jonge vissen
  - Test-marketing met eerste gekweekte kabeljauw door MH



- Aziatische zeebaars (Australië) en Yellow-tail (Japan) hebben eerste succesvolle oogst gehad





nutreco

Nutreco - Maatschappelijk verantwoord ondernemen


Vision
17-19 June 2003
The Netherlands

- Aandachtsgebieden Nutreco:
  - Kwaliteit voeding: NuTrace
  - Aquaculture & Society
  - Community investment
- 3e Sociaal & Milieujaarverslag
- Bussiness conferenties AquaVision en Agri Vision
- Agrivision 2003: "Inspired by consumers, endorsed by society"

Agri Vision 2000
Agri Vision 17-19 June 2003
www.agrivision.nu


report 2002
nutreco

AquaVision 2002
AquaVision 22-24 June 2004
www.aquavision.nu


AquaVision 2004

nutreco

21

Vooruitzichten 2003

- Door alle onzekerheden onthoudt Nutreco zich ervan een uitspraak te doen over haar winstverwachting voor 2003
- Blijvende aandacht voor kwaliteit voeding en cost efficiency
- Verdere reorganisatie in 2003
- Toename van omzet aan retail en foodservice; introductie van nieuwe producten
- Handhaving gezonde balansverhoudingen

nutreco

22

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Minutes of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. held on 28 August 2003

Minutes of the proceedings of the Extraordinary General Meeting of Shareholders of the public limited liability company Nutreco Holding N.V. ("the Company") with offices in Boxmeer, held at the offices of Nutreco, Veerstraat 38, Boxmeer, on 28 August 2003.

1. OPENING

Mr **R. Zwartendijk**, Chairman of the Supervisory Board, acted as **Chairman** of the meeting and opened the Extraordinary General Meeting of Shareholders at 10.00 hours. Mr **Wout Dekker**, Chief Executive Officer, and Mr **Cees van Rijn**, Chief Financial Officer, took their places beside him. He extended a warm welcome to the shareholders and guests and a delegation from the Central Works Council who attended the meeting as observers.

The Chairman appointed Mr **Bernard Verwilghen**, Company Secretary, as secretary of the meeting. It was pointed out for the record that the meeting was being recorded on video and audiotape to assist with minute-taking.

The Chairman pointed out that the invitation and agenda for this meeting had been published on 12 August 2003 in the Financieele Dagblad and the Officiële Prijscourant. The agenda with explanatory notes had been made available for information and distribution free of charge at the offices of the Company and the Amsterdam branch of Rabo Securities and had been sent free of charge to shareholders who had had their shares registered or asked for these to be sent. The agenda had also been posted on the Company's web site.

No requests for additional agenda items had been received from shareholders holding more than 1% of the ordinary shares issued.

In accordance with the Articles of Association, the Executive Board set 22 August as the registration date. All holders of shares registering their shareholding by 22 August 2003 in the manner prescribed in the invitation are entitled to attend the meeting.

Before proceeding to item 2 on the agenda, **the Chairman** drew attention to the following points regarding the organisational course of the meeting:

1. The opportunity to ask questions would be provided following the explanation of each agenda item.
2. **The Chairman** requested those wishing to ask questions to make this clearly known and, once given the floor, to make use of the microphone provided for this purpose. It is important, particularly for reporting purposes, that the person's name and address and, if necessary, the organisation being represented, be stated.

The Chairman proposed proceeding to point 2 on the agenda.

2. APPOINTMENT OF A SUPERVISORY DIRECTOR

The Supervisory Board has made a non-binding recommendation to the General Meeting of Shareholders to appoint Mr Jan Maarten de Jong as Supervisory Director of the Company for a renewable period of four years, ending at the General Meeting of 2007. The explanation to this agenda item provides the details about Mr De Jong, as referred to in Article 142, clause 3, book 2 of the Dutch Civil Code, together with the reasons why the Supervisory Board wishes to appoint him.

Since the change in the Articles of Association and the abolition of the structure regime, the General Meeting of Shareholders now appoints Supervisory Directors and Executive Directors. The Executive Board supports the proposed appointment of Mr De Jong as Supervisory Director of the Company.

The Chairman asked whether the shareholders had any questions about this agenda item.

Mr **Swinkels** regretted that an Extraordinary General Meeting of Shareholders had been organised with as sole agenda item the appointment of a Supervisory Director; he would have preferred discussing this item at the regular General Meeting of Shareholders. Furthermore, in the light of the recently published draft Corporate Governance Code by the Tabaksblat Committee, Mr **Swinkels** also had objections to the number of supervisory director and executive director posts held by Mr J.M. de Jong and he wondered whether the amount of time required for these different posts – some of which are quite onerous – would allow him to devote the necessary time to fulfilling his duties as Supervisory Director of Nutreco. Finally, Mr **Swinkels** wondered whether Mr J.M. de Jong was meeting the profile used by the Supervisory Board.

Regarding the first question, **the Chairman** replied that an agreement was only reached with Mr J.M. de Jong after the agenda for the General Meeting of Shareholders for May had been published, which meant that this appointment could not be discussed at the meeting in May, and he referred to the announcement made at that same General Meeting of Shareholders about the intention to nominate Mr J.M. de Jong as Supervisory Director of the Company.

Mr J.M. de Jong also satisfied the profile used by the Supervisory Board. Indeed, the Supervisory Board wanted to attract additional financial experience. In addition to Mr L. Ligthart, former CFO of DSM, who therefore had clear experience in the field of financial policy in a major enterprise, it seemed appropriate to the Board to expand existing financial expertise to include banking experience. The Board was especially fortunate to have been able to attract Mr J.M. de Jong – who was a highly-esteemed and respected banker in The Netherlands – to this post of Supervisory Director.

Regarding the Corporate Governance Code of the Tabaksblat Committee, **the Chairman** pointed out the fact this was a draft, in response to which comments had been submitted by various parties; availability of the final text of the Code is still awaited. The draft code was not yet known when Mr J.M. de Jong was approached, so that the recommendation of the draft code regarding the maximum number of supervisory directors' posts could not be included as a selection criterion. Depending on the maximum number of supervisory directors' posts finally retained, all Supervisory Directors – both within Nutreco and elsewhere – will have to consider this recommendation and possibly attach consequences to it. **The Chairman** pointed out that he himself would also have to make a choice because he also holds more offices than the maximum recommended in the draft code.

Mr **Swinkels** asked whether the Supervisory Board of Supervisory had yet been able to discuss the draft code. **The Chairman** replied that the Supervisory Board had not met since publication of the draft code at the beginning of July; a memo about the draft code had, however, been received from the Company and it had been discussed by telephone.

Mr **Dekker** explained the reasons behind the choice of Mr J.M. de Jong in more detail. Whereas, in the past – in view of the fact that 75% of the people and assets are located outside The Netherlands – the trend was towards a mainly international composition, after the resignation of Mr I. Galán it was decided to appoint a Dutch Supervisory Director with a financial background because of increased availability in the event of ad hoc issues. The Supervisory Board was particularly fortunate that Mr J.M. de Jong was prepared to become a Supervisory Director at Nutreco and fully supported the proposal to appoint Mr J.M. de Jong as Supervisory Director. Referring to the draft code by the Tabaksblat Committee, Mr **Dekker** said that the Company is in contact with the Tabaksblat Committee via its Secretary and has formulated comments on the draft code.

Mr **Swinkels** then described in more detail the number of posts held by Mr J.M. de Jong. **The Chairman** referred Mr **Swinkels** to the fact that, in addition to the chairmanship of Heineken N.V., the supervisory director's post at Nutreco is only the second such post held at a listed company. He also pointed out the difference between a supervisory director's post in a listed company and supervisory director's or executive director's posts in companies which are a subsidiary of a listed fund, where the latter can be regarded as taking up less of the available time of the supervisory director in question. Mr **Swinkels** did not entirely agree with this distinction but was prepared to grant Mr J.M. de Jong the benefit of the doubt.

The Chairman then gave the floor to Mr **Van Stappershoef**. Mr **Van Stappershoef** expressed criticism of the Tabaksblat Committee which, in his view, had overreached itself. The way in which the business community is treated by the press in The Netherlands was also a thorn in the flesh of Mr **Van Stappershoef**.

He advocated media training for supervisory directors and executive directors so that they can deal more effectively with journalists. For these reasons, he proposed that Nutreco think seriously about the desirability of keeping the Company's head office in The Netherlands and put forward the example of Provimi as a (essentially) Dutch company which is listed on the Paris stock exchange.

The Chairman thanked Mr **Van Stappershoef** for his recommendations, which the Supervisory Board would consider, and assured the meeting that the Board would place the draft code of the Tabaksblat Committee on the agenda of one of its meetings in order to discuss its implications for the Company.

There being no further questions or comments, **the Chairman** observed that the meeting unanimously approved the proposed appointment of Mr J.M. de Jong as Supervisory Director.

Before closing the meeting, **the Chairman** announced that the number of shareholders present or represented at the meeting was 20, jointly representing 14,442,303 shares, divided into 6,241,500 Cumulative Preferential A shares (100% of Cumulative Preferential A shares issued) and 8,200,803 ordinary shares (24% of ordinary shares issued).

The Chairman then proceeded to agenda item 3.

3. CLOSING

The Chairman thanked the shareholders present and the observers for coming and closed the meeting at 10.45 hours.

R. Zwartendijk	B. Verwilghen
Chairman	Company Secretary

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Notulen van de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V. d.d. 28 augustus 2003

Notulen van het verhandelde in de te Boxmeer, ten kantore van Nutreco, Veerstraat 38 te Boxmeer, op 28 augustus 2003 te 10.00 uur gehouden Buitengewone Algemene Vergadering van Aandeelhouders van de te Boxmeer gevestigde Naamloze Vennootschap Nutreco Holding N.V. (de "Vennootschap")

1. OPENING

De heer **R. Zwartendijk**, Voorzitter van de Raad van Commissarissen, treedt op als **Voorzitter** van de vergadering en opent de Buitengewone Algemene Vergadering van Aandeelhouders om 10.00 uur. Naast hem hebben plaatsgenomen de heer **Wout Dekker**, Voorzitter van de Raad van Bestuur, en de heer **Cees van Rijn**, Chief Financial Officer. Hij heet de aandeelhouders en tevens de genodigden en een delegatie van de Centrale Ondernemingsraad, die als toehoorders de vergadering bijwonen, van harte welkom.

De Voorzitter wijst als secretaris van de vergadering aan de heer **Bernard Verwilghen**, secretaris van de Vennootschap. Voor de goede wordt vermeld dat de vergadering ten behoeve van de notulering op beeld- en geluidsband wordt opgenomen.

De Voorzitter constateert dat de uitnodiging en de agenda voor deze vergadering op 12 augustus 2003 gepubliceerd zijn in het Financieele Dagblad en de Officiële Prijscourant. De agenda met toelichting is ter inzage gelegd en werd kosteloos verkrijgbaar gesteld bij het kantoor van de Vennootschap en het kantoor van Rabo Securities te Amsterdam en werd kosteloos toegestuurd aan aandeelhouders die zich lieten registreren of om toezending vroegen. Tevens werd de agenda beschikbaar gesteld via het internet op de website van de Vennootschap.

Er werd van aandeelhouders met een belang van meer dan 1% van de uitstaande gewone aandelen geen verzoek tot agendering van bijkomende punten ontvangen.

Conform de statuten heeft de Raad van Bestuur als Registratiedatum 22 augustus 2003 vastgesteld. Vergadergerechtigd zijn alle houders van aandelen die hun aandelenbezit per 22 augustus 2003 op de in de oproeping voorziene manier hebben laten registreren.

Alvorens over te gaan tot behandeling van punt 2 van de agenda vraagt **de Voorzitter**, ten behoeve van het organisatorische verloop van de vergadering, aandacht voor de volgende punten:

1. Er is gelegenheid tot het stellen van vragen na de toelichting bij elk agendapunt.
2. **De Voorzitter** verzoekt degenen die vragen wensen te stellen dit duidelijk kenbaar te maken en, nadat hen het woord is gegeven, gebruik te maken van de daarvoor opgestelde microfoon. Met name ten behoeve van de verslaggeving is het van belang dat hierbij duidelijk naam en woonplaats, en voor zover nodig de organisatie die wordt vertegenwoordigd, wordt vermeld.

Vervolgens stelt **de Voorzitter** voor over te gaan tot behandeling van punt 2 van de agenda.

2. VACATURE RAAD VAN COMMISSARISSEN

De Raad van Commissarissen heeft aan de Algemene Vergadering een niet bindende voordracht gedaan om de heer Jan Maarten de Jong te benoemen als Commissaris van de Vennootschap voor een hernieuwbare periode van vier jaar eindigend op de Algemene Vergadering van 2007. De toelichting tot dit agendapunt vermeldt de gegevens van de heer De Jong als bedoeld in artikel 142 lid 3, boek 2 van het Burgerlijk Wetboek alsmede de reden waarom de Raad van Commissarissen hem wenst te benoemen.

Sedert het afschaffen van het structuurregime is het de Algemene Vergadering van Aandeelhouders die Commissarissen en Bestuurders benoemt. De Raad van Bestuur ondersteunt de voorgestelde benoeming van de heer De Jong als Commissaris van de Vennootschap.

De Voorzitter vraagt of er op dit agendapunt vragen zijn van aandeelhouders.

De heer **Swinkels** betreurt het dat er een Buitengewone Algemene Vergadering van Aandeelhouders werd georganiseerd met als enig agendapunt de benoeming van een Commissaris en hij had er de voorkeur aan gegeven dit punt in de reguliere AVA te behandelen. De heer **Swinkels** heeft verder, in het licht van de recent gepubliceerde concept Code Corporate Governance van de Commissie Tabaksblat, bedenkingen over het aantal commissaris- en bestuursmandaten van de heer J.M. de Jong en vraagt zich af of het tijdsbeslag van deze verschillende mandaten, waarvan sommige toch wel zwaarwichtige zijn, hem zullen toelaten de nodige tijd te besteden aan de waarneming van zijn taak als Commissaris bij Nutreco. Tenslotte vraagt de heer **Swinkels** zich af of de heer J.M. de Jong voldoet aan de profielschets die door de Raad van Commissarissen wordt gehanteerd.

Met betrekking tot de eerste vraag antwoordt **de Voorzitter** dat een akkoord met de heer J.M. de Jong pas tot stand kwam nadat de agenda voor de AVA van mei reeds was gepubliceerd waardoor deze benoeming niet op de AVA van mei behandeld kon worden en verwijst naar de aankondiging die werd gedaan op diezelfde AVA over het voornemen om de heer J.M. de Jong als Commissaris van de Vennootschap voor te dragen.
De heer J.M. de Jong beantwoordt ook aan de profielschets die de Raad van Commissarissen hanteert. De Raad van Commissarissen wenste inderdaad bijkomende financiële ervaring aan te trekken. Naast de heer L. Ligthart, voormalig CFO van DSM, die dus een duidelijke ervaring heeft op het vlak van het financieel beleid van een belangrijke onderneming, leek het de Raad aangewezen de bestaande financiële expertise uit te breiden met een bancaire ervaring. De Raad was bijzonder gelukkig de heer J.M. de Jong, die een zéér gewaardeerd en gerespecteerd bankier was in Nederland, te hebben kunnen aantrekken voor deze functie van Commissaris.

Met betrekking tot de Corporate Governance Code van de Commissie Tabaksblat wijst **de Voorzitter** op het feit dat het hier om een concept gaat waar van diverse zijden opmerkingen werden gemaakt zodat het afwachten is tot de finale tekst van de Code beschikbaar zal zijn. De concept-code was nog niet bekend op het moment dat de heer J.M. de Jong werd aangezocht zodat de aanbeveling van de concept-code inzake het maximaal aantal commissariaten niet als een selectiecriterium kon worden meegenomen. Afhankelijk van het maximum aantal commissariaten dat finaal zal worden weerhouden, zullen alle Commissarissen, zowel bij Nutreco als daarbuiten, over deze aanbeveling moeten nadenken en hieraan mogelijk gevolgen verbinden. **De Voorzitter** wijst erop dat hij zelf ook een keuze zal moeten maken omdat ook hij meer mandaten heeft dan wat in de concept-code als maximum wordt aanbevolen.

De heer **Swinkels** vraagt of de Raad van Commissarissen de concept-code reeds heeft kunnen bespreken. **De Voorzitter** antwoordt dat de Raad van Commissarissen sedert de publicatie van de concept-code begin juli niet meer is samengekomen; wel is van de Vennootschap een notitie over de concept-code ontvangen en werd hierover telefonisch overleg gepleegd.

De heer **Dekker** geeft verder toelichting op de motivatie van de keuze voor de heer J.M. de Jong. Waar in het verleden, gelet op het feit dat 75% van de mensen en de activa buiten Nederland zijn, geneigd werd naar een sterke internationale samenstelling is, na het terugtreden van de heer I. Galán, omwille van de grotere beschikbaarheid in geval van ad hoc issues geopteerd voor een Nederlandse Commissaris met een financiële achtergrond. De Raad van Bestuur was bijzonder gelukkig dat de heer J.M. de Jong bereid werd bevonden Commissaris van Nutreco te worden en steunt volledig het voorstel om de heer J.M. de Jong tot Commissaris te benoemen. Verwijzend naar de concept-code van de Commissie Tabaksblat zegt de heer **Dekker** dat de Vennootschap via haar secretaris in contact is met de Commissie Tabaksblat en opmerkingen over de concept-code heeft geformuleerd.

Vervolgens gaat de heer **Swinkels** nog nader in op het aantal mandaten van de heer J.M. de Jong. **De Voorzitter** wijst de heer **Swinkels** op het feit dat naast het voorzitterschap van Heineken N.V., het commissariaat bij Nutreco slechts het tweede commissariaat bij een beursgenoteerd bedrijf is en wijst op het onderscheid tussen een commissariaat bij een beursgenoteerd bedrijf en commissariaten of bestuursmandaten bij van een beursgenoteerd fonds afhankelijke bedrijven waarbij deze laatste geacht kunnen worden minder beslag te leggen op de beschikbare tijd van de Commissaris in kwestie. De heer **Swinkels** is het met dit onderscheid niet geheel eens, maar wil de heer J.M. de Jong het voordeel van de twijfel gunnen.

Vervolgens verleent **de Voorzitter** het woord aan de heer **Van Stappershoef**. De heer **Van Stappershoef** heeft kritiek op de Commissie Tabaksblat die naar zijn mening aan het doel voorbijgeschoten is. Ook de behandeling van het bedrijfsleven door de pers in Nederland is de heer **Van Stappershoef** een doorn in het oog. Hij pleit voor mediatraining voor commissarissen en bestuurders om zich beter af te kunnen zetten tegen de journalistiek. Hij stelt om deze redenen voor dat Nutreco ernstig zou moeten nadenken over de wenselijkheid om de zetel van de Vennootschap in Nederland te behouden en stelt als voorbeeld Provimi dat als (essentieel) Nederlands bedrijf aan de beurs van Parijs is genoteerd.

De Voorzitter dankt de heer **Van Stappershoef** voor zijn adviezen die de Raad van Commissarissen tot zich zal nemen en verzekert de vergadering dat de Raad de concept-code van de Commissie Tabaksblat op een van zijn vergaderingen zal agenderen om de consequenties hiervan voor de Vennootschap te bespreken.

Omdat er verder geen vragen of opmerkingen zijn stelt **de Voorzitter** vast dat de vergadering de voorgestelde benoeming van de heer J.M. de Jong als Commissaris unaniem goedkeurt.

Alvorens de vergadering te sluiten deelt **de Voorzitter** mede dat het aantal aanwezige of ter vergadering vertegenwoordigde aandeelhouders 20 bedraagt die tezamen 14.442.303 aandelen vertegenwoordigen, verdeeld in 6.241.500 Cumulatief Preferente A aandelen (100% van de uitstaande Cumulatief Preferente A aandelen) en 8.200.803 gewone aandelen (24% van de uitstaande gewone aandelen).

Vervolgens gaat **de Voorzitter** over tot agendapunt 3.

3. **SLUITING**

De Voorzitter dankt de aanwezige aandeelhouders en de toehoorders voor hun komst en sluit de vergadering om 10.45 uur.

R. Zwartendijk
Voorzitter

B. Verwilghen
Secretaris van de Vennootschap